UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0116 Expires: August 31, 2005 Estimated average burden hours per response . . . 6.20

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒. Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

FINANCIAL REPORT

30 JUNE 2005

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2005 and the auditors’ report thereon.

DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

DONALD WOOLGAR JOHN BOURKE, FCPA, AGE 66

Independent Non-Executive Director and Chairman appointed 21 August 2003. Mr Bourke has extensive business experience and is currently Chairman of Olex Holdings Limited (since August 2000), Compudigm International Limited (since April 1989) and, since September 2004, of RMG Ltd (voluntary administrator appointed). Mr Bourke is also Chairman of Australian Technology Group Limited (since October 1992) and has previously been a Director of Crown Casino Limited and BIL (Australia Holdings) Limited as well as a Councillor of the National Library of Australia. For a number of years Mr Bourke was the Finance Director of Consolidated Press Holdings Limited. Mr Bourke has significant experience in the automotive industry, having occupied various finance and senior management positions with Ford Australia during almost eighteen years with that company.

PETER CHAPMAN COOK, M.Pharm, FRMIT, Ph.C, MPS, MRACI, C.Chem, MAICD, AGE 57

Managing Director, appointed on 13 February 2002. Appointed Chief Executive Officer on 1 January 2002. Mr Cook has extensive experience commercialising intellectual property together with marketing exposure in Europe, the United States and Asia Pacific. Prior to his appointment at Orbital, Mr Cook has held positions as Deputy Managing Director of Invetech Pty Ltd, President of Ansell’s Protection Products Division and most recently as Chief Executive Officer of Fauldings Hospital Pharmaceuticals. Mr Cook was appointed non-executive Chairman of Quickstep Holdings Ltd in June 2005. Mr Cook has announced his resignation from Orbital, with effect from 30 September 2005.

JOHN RICHARD MARSHALL, BMechE(hons), DipMechE, Hon.DEng(RMIT), FIEAust CPEng, FSAE-A, FSAE-I, MSME., AGE 73

Independent Non-Executive Director. Joined the Board in December 1995 after six years as a Non-Executive Director of Orbital Engine Company (Australia) Pty Ltd. Mr Marshall is currently Chairman, Industry Advisory Board Euro-Australian Cooperation Centre and was previously Co-chair of the Expert Panel in Physical Sciences and Engineering for the AusIndustry Collaborative Research Centre Program and a Finance Committee member of the Australian Conservation Foundation. Mr Marshall has extensive experience in the automotive industry and was Vice-President - Manufacturing of Ford Australia between 1983 and 1989.

JOHN GRAHAME YOUNG, LLB, FAICD AGE 61

Independent Non-Executive Director. Joined the Board in November 1985. Mr Young is a lawyer with more than 30 years experience in corporate, revenue and intellectual property law. He has been a director of Cape Bouvard Investments Pty Ltd since 1998. Mr Young chairs the Company’s Audit Committee.

RODNEY ALEXANDER HOUSTON, B.Sc (Hons) MechEng, Ph.D, AGE 42

Appointed Chief Operating Officer and Chief Executive Officer elect on 12 July 2005. Appointed an Executive Director on 23 August 2005. Dr Houston has extensive experience in engine research and development. He has been employed by Orbital for 17 years and prior to his current appointment was director of engineering and operations. He has been involved in all aspects of the Company’s engineering operations and product development.

COMPANY SECRETARIES

Keith A Halliwell B.Sc, FCA, FAICD was appointed to the position of Chief Financial Officer and Company Secretary in August 2000. He has 20 years international experience as an accountant and was previously Chief Financial Officer and Company Secretary of a listed public company in Australia.

John B Abbott B.Juris, LLB commenced with the Company as corporate solicitor in November 2000 and was appointed as a joint Company Secretary in August 2001. Mr Abbott was previously employed for over 10 years as legal counsel for a listed entity and as company secretary of a number of its operating subsidiaries.

DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are as follows: -

Director	Directors’ Meetings		Audit Committee Meetings		Finance Committee Meetings		Remuneration Committee Meetings		Nomination Committee Meetings
	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held	No. of meetings attended	No. of meetings held
D W J Bourke	6	6	3	3	1	1	3	3	1	1
P C Cook	6	6	—	—	1	1	—	—	—	—
J R Marshall	6	6	3	3	1	1	3	3	1	1
J G Young	6	6	3	3	1	1	3	3	1	1

*	number of meetings held during the time the directors held office during the year

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

CORPORATE GOVERNANCE STATEMENT

This statement outlines the main Corporate Governance practices that were in place throughout the financial year, which comply with the ASX Corporate Governance Council recommendations, unless otherwise stated.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Company and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the consolidated entity including its strategic direction, establishing goals for management and monitoring the achievement of these goals. The Board is also responsible for reviewing and ratifying systems of risk management and internal compliance controls. Details of the Board’s charter are located on the Company’s website (www.orbitalcorp.com.au).

Board Processes

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee, a Remuneration Committee, a Nomination Committee and a Finance Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the consolidated entity including a system of internal control and the establishment of appropriate ethical standards.

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

Composition of the Board

The names and qualifications of the Directors of the Company in office at the date of this Report are detailed above.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the company or an officer of, or otherwise associated directly with, a substantial shareholder of the company;

•	within the last three years has not been employed in an executive capacity by the company or another group member, or been a Director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a material professional adviser or a material consultant to the company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the company or another group member other than as a Director of the company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company; and

•	is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director’s ability to act in the best interests of the company.

*	No non-executive Director is a supplier to or customer of the consolidated entity, nor does any non-executive Director have a contractual relationship with the consolidated entity (other than as a Director of the Company) and therefore the Board has not had to consider any materiality threshold.

Directors and Officers Dealing in Company Shares

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•	Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and

•	Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the policy is available on the Company’s website.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Conflict of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, Directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the Director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist Directors to disclose potential conflicts of interest.

Independent Professional Advice and Access to Company Information

Each Director has the right of access to all relevant company information and to the Company’s executives and, subject to prior approval of the Chairman, may seek independent professional advice at the Company’s expense.

Audit Committee

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. The charter is available on the Company’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Mr J G Young (Chairman), Mr J R Marshall and Mr D W J Bourke. The external auditors, Chief Executive Officer, Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2005 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements, the Australian and United States corporations laws and Stock Exchange Listing Rules; and improving quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act 2001. The Audit Committee charter provides for rotation of the external audit partner every five years.

Nomination Committee

The role of the Nomination Committee is to oversee the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. As part of the induction process, new directors are provided with detailed information about the nature of the Company’s business, current issues, group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Company’s business operations. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Nomination Committee during the year were Mr D W J Bourke (Chairman), Mr J G Young and Mr J R Marshall.

The Nomination Committee meets as and when required. The Committee has a documented charter, approved by the Board. The charter may be viewed on the Company’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board on policies dealing with, and specific transactions of, material items or arrangements of a financial nature. All Directors are members of the Finance Committee.

The Finance Committee meets as and when required.

Remuneration Committee

The role of the Remuneration Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and Directors themselves. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. Remuneration levels are competitively set to attract and retain the most qualified and experienced Directors and senior executives. The Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Remuneration Committee meets twice a year and as and when required. The members of the Remuneration Committee during the year were Mr D W J Bourke (Chairman), Mr J R Marshall and Mr J G Young. The Chief Executive Officer is invited to Remuneration Committee meetings, as required, to discuss the performance of senior executives and their remuneration packages. The Remuneration Committee has a documented charter, approved by the Board. A copy of the Charter is available on the Company’s website.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Remuneration Report

The remuneration report is set out on pages 11 to 15 and forms part of the Directors’ Report for the year ended 30 June 2005.

RISK MANAGEMENT

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the consolidated entity. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the consolidated entity’s assets are safeguarded and that reliable financial records are maintained. The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. Details of the Company’s risk management policy are available on the Company’s website.

Risk Profile

Risks to the consolidated entity arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements on royalty receipts, environmental issues, occupational safety and health and financial reporting.

Internal Control Framework

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures

•	Financial exposures are controlled by the use of forward exchange contracts where appropriate

•	Occupational safety and health issues are monitored by a management committee

•	Financial reporting accuracy and compliance with regulatory requirements

•	Compliance with environmental regulation

To ensure that its engineering services are of the highest standard, the consolidated entity has obtained ISO 9001 accreditation for research, design and development services to the world’s producers of powertrain and engine management systems and the provision of general engineering services.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

Financial Reporting

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board.

Monthly financial results are reported against budgets approved by the Directors and revised forecasts for the year are prepared regularly.

A key current financial reporting project is convergence with Australian equivalents to International Financial Reporting Standards (AIFRS). The Board has established a formal project, monitored by the Audit Committee, to ensure a smooth transition to AIFRS reporting, beginning with the half year ended 31 December 2005.

Details of the progress of the implementation project and the expected impact of transition to AIFRS on the financial report for the year ended 30 June 2005 are included in Note 28.

The consolidated entity is expected to be in a position to fully comply with the reporting requirements for AIFRS for the 30 June 2006 financial year.

Environmental Regulation

The consolidated entity holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Company on an on-going basis. The Directors are not aware of any serious breaches during the period covered by this report.

ETHICAL STANDARDS

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the consolidated entity. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the consolidated entity, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available on the Company’s website.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

CONTINUOUS DISCLOSURE AND COMMUNICATION WITH SHAREHOLDERS

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the consolidated entity’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the Australian Stock Exchange as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the Australian Stock Exchange. The Company Secretary is responsible for all communications with the ASX.

Information is communicated to shareholders as follows:

•	The concise financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders on request) in accordance with stock exchange requirements (or unless a shareholder has specifically requested not to receive the document) and includes relevant information about the operations of the consolidated entity during the year, changes in the state of affairs of the consolidated entity and details of future developments, in addition to other disclosures required by the Corporations Act 2001 and US Securities Law;

•	The full financial report is available free of charge to all shareholders and ADR holders on request;

•	The half-yearly report contains summarised financial information and a review of the operations of the consolidated entity during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act 2001 and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them; and

•	Continuous disclosure of material information to the stock exchanges, media outlets and via the Company’s website. All announcements made to market are placed on the Company’s website immediately after release to the Australian Stock Exchange.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the consolidated entity’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report. Subsequent to the annual general meeting, an information meeting is held for shareholders based in the eastern states of Australia to provide those shareholders with the opportunity to meet members of the Board and senior management.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available on the Company’s website.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the course of the financial year were the provision of engineering services and the development of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks.

There were no significant changes in the nature of the activities of the consolidated entity during the year.

CONSOLIDATED RESULT

The consolidated loss after income tax for the year attributable to the members of Orbital was $1.108 million (2004: $3.405 million profit).

OPERATING AND FINANCIAL REVIEW

The headline financial results for Orbital for the year ended 30 June 2005 are shown below.

	Year ended 30 June 2005	Year ended 30 June 2004
Revenue ($m)	11.597	16.761

Net profit/(loss) ($m)	(1.108)	3.405

EPS (cents)	(0.3)	0.8

Total revenue for the year ended 30 June 2005 fell 31% to $11.6 million, primarily due to the reduced demand for powertrain engineering services (PES), reduced licence income and a reduction of $0.8 million of non-recurring revenue recorded in the 2004 financial year, including ACIS credits and proceeds from sale of plant and equipment.

Total engineering and overhead expenses fell 8.3% to $14.4 million due to reduced head count, depreciation and continued cost reduction programs across all overheads. To keep OCP at the leading edge of technical innovation, R&D expenditure was increased by 110% to $1.1 million.

Orbital’s cash outflow during the year was $4.4m resulting in cash on hand at 30 June 2005 of $8.0m.

Orbital’s share of Synerject’s profit rose 8.7% to $2.9 million for the year, despite the strengthening Australian dollar.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Detailed comments on Orbital’s three revenue streams are as follows:

Powertrain Engineering Services

The provision of powertrain engineering services continues to be a significant contributor to Orbital’s total revenue stream. PES revenue is primarily dependent on outsourced product development investment from the automotive OEMs. PES revenue in the 2005 financial year was $8.3 million, approximately two thirds of which was derived from activities unrelated to Orbital’s proprietary OCP technology. The reduction in PES revenue from $11.5m in the 2004 financial year can largely be attributable to the difficult 12 month period experienced by a number of Orbital’s key automotive accounts, each a well established OEM. They have indicated that they were faced with declining profitability, excess capacity and reduced domestic demand and consequently reviewing their expenditure, particularly on outsourced programs

As a consequence of the reduction in contracted services, Orbital’s PES segment operated at a loss of $0.11m for the 2005 financial year.

Not all regions, or customers, have been equally affected by these changes. India and China, particularly, continue to show considerable activity and, due to the rapid growth of automotive manufacturing capacity in those markets, there is a shortage of PES resources. Whilst Orbital has regional representation in both of these markets and has increased resources to secure PES contracts, these initiatives have not yet been able to fully compensate for the relatively sudden down turn in demand from Orbital’s existing customer base.

However, the level of interest from those markets, as measured by requests for programs, is at an all time high and whilst these are not yet secured contracts, the pipeline is encouraging and should be expected to contribute to results progressively over the 2006 financial year.

In addition to the focus being given to sales activity in the emerging automotive and non-automotive markets, Orbital has significantly increased its expenditure on R & D, designed to extend the capability and application of OCP in a number of niche product categories. Expenditure was increased from $0.5 million in F2004 to $1.1 million in F2005. The major emphasis has been on high performance 2-stroke engines, spark ignited heavy fuels for both two and four stroke engines and alternate fuels.

These developments were complemented by research into the development of the OCP proprietary injector hardware for the direct injection of compressed natural gas (CNG) powered vehicles, which is of significant interest in both Asia and Europe. CNG is expected to play an increasing role as an alternate fuel for automotive and general transport applications because of its favourable green house gas effects. Additionally, Orbital is embarking on a new program to develop a controlled combustion cycle engine which will utilise Orbital’s extensive gasoline combustion and direct injection expertise to target a 20% reduction in carbon dioxide emissions.

Orbital has continued with its past practice of maintaining and recruiting a leading edge skill base and a core competency in advanced powertrain engineering. Part of that program has been our sponsorship of the University of Western Australia Motorsport team in the annual Formula SAE. This is a global competition conducted by the Society of Automotive Engineers International and this year the UWA team, sponsored by, amongst others, Orbital, achieved second overall in a field of 120 teams.

Orbital completed a number of major programs for customers during the 2005 financial year, including:

•	Development of a new engine management system for UCAL, a Tier 1 supplier based in India, with whom Orbital entered a Technical Co-operation Agreement in 2003. This is a potential high growth area for Orbital as increasingly suppliers and Original Equipment Manufacturers (OEMs) seek to meet new emission and fuel economy requirements within the Asian market.

•	Completion of a significant government program in Australia to develop and validate new national in-service emissions tracking techniques and processes.

•	Delivery of Orbital’s first diesel emissions testing program, utilizing the Company’s recently commissioned diesel particulate tunnel.

•	Production calibration development for large automotive OEMs in the Asian region.

•	Completion of the Company’s first spark ignited heavy fuel 4-stroke program for a US-based customer.

•	Development of a new high performance 2-stroke application which has yielded promising results for the application of OCP on to the high performance snowmobile and motorcycle markets in which emission constraints present a barrier.

Licensing and Royalties

OCP, Orbital’s proprietary direct injection technology, continues to demonstrate its market acceptance in products around the world. OEMs continue to evaluate the merits of the technology in many applications, particularly in niche product categories where performance is paramount.

During the year, Orbital entered into two licence agreements; with Goebler-Hirth Motoren KG of Germany in respect of heavy fuel engines and with Envirofit International Ltd for the retrofitting of two-stroke motor scooter engines in the Philippines. Whilst neither of these licences generated direct fees in F2005, they have future potential to do so and demonstrate sustainable interest in OCP. Orbital is confident that further niche applications will continue to emerge for OCP over the next few years.

Additionally, there has been considerable interest in OCP, DI four stroke applications for motorcycles, where the potential for improved emissions and enhanced fuel economy continues. The attention this area is receiving was highlighted by a paper recently presented by Honda at the Society of Automotive Engineers’ 2005 International Exhibition, which detailed their development of engines using air assisted DI systems.

A significant milestone during the year was the release by Kymco of its 100cc KDI 2-stroke scooter – the first scooter of greater than 50cc capacity to incorporate Orbital’s OCP technology in commercial production. Initial production will be for the domestic Taiwanese market although the product has the potential to be exported to Europe.

Bajaj Auto Limited, which entered into a licence with Orbital in May 2004 for the application of Orbital’s technology to their auto-rickshaw, three-wheeler vehicles in India, is on schedule to release product during the second half of the 2006 financial year. Bajaj’s autorickshaw is expected to contribute significantly to royalty revenues in future years commencing in the second half of F2006. Concurrently, UCAL Fuel Systems Ltd, which has been licensed to manufacture fuel injection systems in India incorporating Orbital’s technology, continues to develop its production processes for supply of the fuel system components to Bajaj.

Despite these advances, licensing and royalty revenue declined 31% from the previous financial year, principally due to a relative fall in licence income following the Bajaj and UCAL licences and Tohatsu payments in the previous financial year. Royalties from the marine sector were strong, with continuing demand for Mercury Marine’s Optimax range, but a decline in the European scooter market, where industry consolidation and regulatory change have induced considerable consumer uncertainty, coupled with the impact of exchange rates, saw an overall slight reduction in royalty revenue in comparison to the 2004 financial year.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Synerject

Synerject, Orbital’s 50:50 joint venture with Siemens VDO manufactures and sells engine management systems (EMS) and related components such as engine control units (ECU), injectors, fuel rail assemblies, sensors, actuators and fuel pumps for supply to the non-automotive market, globally. Additionally, Synerject is responsible for the manufacture and supply of air injectors for the automotive market.

The value of Synerject continues to increase and represents a significant asset for Orbital. The growth prospects for Synerject are encouraging with the overall market for engine management systems specific to the non-automotive market continuing to grow strongly with the global implementation of emissions regulations in this market.

Synerject’s profit after tax (PAT) of US$3.9 million for the 2005 financial year represents an increase of over 14% on its PAT of US$3.4 million for the 2004 financial year.

The strong cash flow generated from its operations enabled Synerject to further reduce long-term debt during the financial year by US$3.8 million to US$14.3 million at financial year end. At the same time, Synerject’s net debt after cash reduced to US$8.9 million.

Synerject’s revenue stream from system sales was adversely impacted by continuing weakness in the European 50cc motor scooter sector. This weakness can be attributed to delays in implementing Euro III emissions standards and the price sensitive nature of the small motorcycle and scooter market. However, this impact was partially offset by increased sales in marine and growth in the non-automotive systems business acquired from Siemens VDO, as part of Synerject’s restructure in 2003.

Outlook

The reduced demand from the major traditional automotive OEMs for PES during F2005 is expected to continue to affect the results in the first half of the new financial year. The global automotive business is undergoing major change as the full impact of higher Asian manufacturing content is realised, which will carry over into F2006 and beyond. Recognising these structural changes, Orbital has focused on developing its market for PES in India and China and whilst, to date, these markets have not compensated for the sudden down turn in traditional demand, they are expected to make a more significant contribution to the business later in the 2006 financial year.

Despite the PES setback in fiscal 2005, Orbital intends to continue with its strategy of increasing the revenue opportunities by focusing on the strengths of Orbital’s expertise and experience in the areas of engine management system development and base engine design and development. Our PES sales activity and R&D support will be further expanded in the Asian region. These actions, together with Orbital’s lower cost base compared to European based competitors, are expected to increase the number of opportunities and reduce the sales to order cycle.

Additionally, Orbital will look to consolidate the improvements that have been made in re-positioning the business during the course of the last three years. This includes additional cost reduction measures, which will be substantially implemented by the end of the first quarter F2006, with expected annualised savings of approximately $1.0 million.

With continuing global concerns at the level of greenhouse gas emissions and the significant increase in oil prices there is a compelling argument for the accelerated adoption of technologies which improve the fuel economy and emissions of the gasoline engine. The outlook for increased investment by the OEMs in gasoline engine development and technology, a core competence of Orbital, has been further boosted by recent comments from the automotive industry that it can no longer rely on expensive diesel engines (which reduce margins and profitability) as the best way to meet the overall greenhouse gas emissions and fuel economy requirements.

It is expected that royalty revenue from existing Orbital licensees will improve in fiscal 2006 in the marine outboard, motor scooter and autorickshaw markets.

Synerject is expected to continue its significant contribution to the overall Orbital result. There continues to be opportunities for further growth for Synerject, both through acquisition and organically, in the non-automotive market as the sector moves to more widely adopt EMS systems. Synerject has made an important strategic investment in the development of a number of new products, which are already demonstrating significant customer interest. The new products, supported by exclusive access to the Siemens VDO EMS componentry, provide Synerject with the opportunity to become a major supplier to its market.

DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

STATE OF AFFAIRS

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report apart from as detailed below, any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

On 12 July 2005, the Company announced that Mr Peter Cook, Managing Director and CEO, intends to stand down from his executive role with the Company effective 30 September 2005. Dr Rodney Houston was appointed as the Chief Operating Officer and CEO elect, with effect from that date. On 23 August 2005, Dr Houston was appointed an executive director of the Company.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the review of operations above. Further information as to the likely developments in the operations of the consolidated entity and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the consolidated entity.

DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares
P C Cook	55,512
D W J Bourke	100,000
J R Marshall	66,880
J G Young	149,906
R A Houston	54,484

426,782

OPTIONS

Refer to Note 19.2 for details of Employee Share Options on issue. The Company has no other unissued shares under option at the date of this report.

INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as such disclosure is prohibited under the terms of the contract.

NON-AUDIT SERVICES

During the year KPMG, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•	the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is included below.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2005

Details of the amounts paid to the auditor of the Company, KPMG, and its related practices for audit and non-audit services provided during the year are as follows:

	CONSOLIDATED
	2005	2004
	$	$
REMUNERATION OF AUDITORS
Amounts received or due and receivable for audit services by:
Auditors of the Company - KPMG Australia
- Audit and review of financial reports	107,174	92,800
- Australian equivalents to International Financial
Reporting Standards review	20,000	—
Other KPMG member firms
- Audit and review of financial reports	70,726	53,000

	197,900	145,800

Amounts received or due and receivable for taxation services by:
Auditors of the Company - KPMG Australia	40,890	67,495
Other KPMG member firms	28,233	32,574

	69,123	100,069

Amounts received or due and receivable for royalty audits by:
Other KPMG member firms	—	5,657

Total auditors’ remuneration	267,023	251,526

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The Lead Auditor’s Independence Declaration under section 307C of the Corporations Act 2001 on page 10 forms part of the directors’ report.

ROUNDING

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors:

/s/ D W J Bourke	/s/ P C Cook
D W J BOURKE	P C COOK
Chairman	Managing Director

Dated at Perth, Western Australia this 24th day of August 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FOR THE YEAR ENDED 30 JUNE 2005

Lead Auditor’s Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of Orbital Corporation Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there have been:

a)	no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.

/s/ KPMG
KPMG

/s/ D P McComish
D P McCOMISH
Partner

Perth
24 August 2005

KPMG, an Australian partnership, is part of the KPMG International network KPMG International is a Swiss cooperative

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2005

REMUNERATION POLICIES

The Remuneration Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretaries and senior executives of the Company. The broad remuneration policy is to ensure the remuneration package properly reflects the person’s duties and responsibilities and that remuneration is consistent with current industry practice. Data is obtained from independent surveys to ensure that remuneration throughout the consolidated entity is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Remuneration packages may include a mix of fixed remuneration, performance-based remuneration and equity-based remuneration.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Remuneration levels are reviewed annually by the remuneration committee through a process that considers segment and overall performance of the consolidated entity. In addition, data from independent surveys is reviewed to ensure the directors’ and senior executives, remuneration is competitive in the market place. A senior executive’s remuneration is also reviewed on promotion.

Performance-linked remuneration

Performance linked remuneration includes both short-term and long-term incentives and is designed to reward executive directors and senior executives for meeting or exceeding their financial and personal objectives. The short-term incentive (STI) is an “at risk” bonus provided in the form of cash, while the long-term incentive (LTI) is provided as ordinary shares of Orbital Corporation Limited under the rules of the Executive Long Term Share Plan.

Short-term Incentive

Executive Directors and senior executives may receive bonuses based on the achievement of budgeted goals related to the performance of the consolidated entity, including a combination of sales, earnings before interest and tax (EBIT) and cash. These measures are chosen as they directly align the individual’s reward to the consolidated entity’s strategy and performance. Achievement of budgeted goals may result in bonuses of between 5 – 20% of salary. No bonus is awarded where performance falls below the minimum.

Sales and marketing executives may receive bonuses based on the achievement of both an individual sales target, set having regard to the nature of the sales region and target customers, and an overall sales target.

In the 2005 financial year the consolidated entity did not meet budgeted targets with the result that no bonuses have been earned under the STI plan.

Long-term Incentive

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, apply to determine the number of shares (if any) to be granted to the Executives.

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the consolidated entity’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will be granted to the Executive.

The following table sets out the relevant percentages based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%

At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)

At or above the 75th percentile but below the 90th percentile	100%

At or above the 90th percentile	125%

No shares will be granted unless the Company’s TSR is at or above the 50th percentile. No shares have been issued under the LTI in the 2005 financial year as the company’s performance against its peer group ranked it below the 50th percentile.

At the Company’s Annual General Meeting in October 2004, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2005

Executive Directors and senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. This plan is designed to align the interests of participating employees with those of shareholders. Participation of Executive Directors is subject to shareholder approval.

In considering the consolidated entity’s performance and benefits for shareholders wealth the Remuneration Committee has regard to the following indices in respect of the current financial year and the previous four financial years:

	2005	2004	2003	2002	2001
EBIT ($ Millions)	(1.734)	2.881	(1.967)	(26.555)	(29.637)
Dividends paid	—	—	—	—	—
Change in share price ($)	(0.035)	0.015	(0.175)	(0.430)	(1.100)
Return of capital	—	—	—	—	—

EBIT is considered in setting the STI as it is considered an important short term financial performance target. Dividends, changes in share price, and return of capital are included in the TSR calculation which is the performance criterion assessed for the LTI.

The STI/LTI were first introduced in 2001 for the 2001/02 financial year. An analysis of the remuneration and performance data since that time has revealed that performance targets in the STI plan have only been met in the 2003 and 2004 years, when the company recorded significant improvement in its results. Performance targets under the LTI have not been met under the LTI since its inception and shares have not issued as a result.

Service Agreements

The service contract for the CEO is unlimited in term, but capable of termination on 12 months notice by the Company. The Company has the right to terminate the contract immediately by making payment equal to 12 months pay in lieu of notice. The CEO has the right to terminate the contract on 3 months notice. The CEO has no entitlement to termination payment in the event of removal for misconduct.

Contractual arrangements between the Company and other senior executives are also unlimited in term and provide for termination on one month’s notice (or payment in lieu) in accordance with the Company’s standard conditions. On termination of employment, executive directors and senior executives are also entitled to receive their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits.

Non-executive Directors

Total remuneration for all non-executive Directors, last voted upon by shareholders at the 2001 Annual General Meeting, is not to exceed $400,000 per annum. When setting fees and other compensation for non-executive Directors, the Board seeks independent advice and applies Australian and international benchmarks. The Chairman’s base fee is $100,000 per annum, plus a further fee of $5,050 per annum for membership of the Audit Committee. Other non-executive Directors’ base fees are currently $50,000 per annum. An additional fee of $5,050 per annum is payable for membership (other than as Chairman) of the Audit Committee. The Chairman of that Committee receives an additional fee of $7,070 per annum.

Non-executive Directors do not receive performance related remuneration.

No retirement benefits are payable to non-executive Directors.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2005

Directors’ and Senior Executives’ Remuneration

Details of the nature and amount of each major element of remuneration of each Director of the Company and consolidated entity who receive the highest remuneration, and those specified executives identified in accordance with Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities are detailed in the table below.

	Year	Total Remuneration	Salary and Director’s Fees	Bonuses	Other Benefits	Termination Benefits	Employer Superannuation Contributions	Employee Share Plans
		$	$	$ (a)	$	$	$	$ (b)
Specified Directors
Donald W J Bourke	2005	110,712	96,376	—	5,572	—	8,764	—
Chairman (Non-executive) *	2004	89,696	82,290	—	—	—	7,406	—
Peter C Cook (c)	2005	468,909	408,257	—	60,661	—	48,991	(49,000)
Director and Chief Executive Officer	2004	596,744	408,257	51,175	47,654	—	48,991	40,667
J Grahame Young	2005	53,159	48,770	—	—	—	4,389	—
Director (Non-executive)	2004	47,512	43,589	—	—	—	3,923	—
John R Marshall	2005	56,605	51,156	—	5,449	—	—	—
Director (Non-executive)	2004	43,624	43,624	—	—	—	—	—
Ross W Kelly - Retired Chairman (Non-executive)	2004	18,647	17,107	—	—	—	1,540	—
Total, all specified directors	2005	689,385	604,559	—	71,682	—	62,144	(49,000)
	2004	796,223	594,867	51,175	47,654	—	61,860	40,667

Specified Executives
Keith A Halliwell	2005	247,635	220,880	—	—	—	24,278	2,477
Chief Financial Officer & Joint Company Secretary	2004	276,138	192,762	48,300	—	—	21,001	14,075
Rodney A Houston (d)	2005	206,218	182,124	—	—	—	19,694	4,400
Director of Engineering and Chief Operating Officer	2004	228,419	175,947	21,850	—	—	15,455	15,167
B Anthony Fitzgerald	2005	207,143	184,810	—	—	—	17,600	4,733
Director of Sales and Marketing	2004	223,021	178,697	15,086	—	—	16,655	12,583
Kenneth N Johnsen (e)	2005	454,225	209,867	—	—	256,876	21,432	(33,950)
Business Development Director - Australia	2004	258,980	209,098	13,830	—	—	21,977	14,075
Tom P Baskovich	2005	149,548	133,359	—	—	—	15,059	1,130
Director of Patents & Licensing	2004	159,067	134,350	6,772	—	—	14,178	3,767
John B Abbott	2005	133,458	118,126	—	—	—	13,960	1,372
Corporate Solicitor & Joint Company Secretary	2004	137,074	112,092	7,076	—	—	13,223	4,683
Total, all specified executives	2005	1,398,227	1,049,166	—	—	256,876	112,023	(19,838)
	2004	1,282,699	1,002,946	112,914	—	—	102,489	64,350

Other Executives
Robert A Schmidt (f)	2005	201,247	187,411	—	5,463	—	7,373	1,000
North American Sales Executive and US Resident Officer	2004	208,675	194,985	—	4,814	—	7,876	1,000

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year reported, 2005: $Nil (2004: $164,089).

(b)	The fair value of the employee share plans is based upon the market value (at offer date) of shares offered, amortised over the period (if any) over which performance conditions are measured. The value is reduced for any offered shares for which it is considered that performance conditions will not be met. A reduced or negative benefit may result from significantly reduced expectations of the performance conditions being met, as compared with the previous year, including cessation of employment.

(c)	Mr Cook’s resignation, which takes effect from 30 September 2005, was announced to the Australian Stock Exchange on 12 July 2005.

(d)	Dr Houston was appointed Chief Operating Officer subsequent to the end of the financial year on 12 July 2005. Dr Houston will assume the role of Chief Executive Officer from 1 October 2005.

(e)	Mr Johnsen’s position has become redundant with termination benefits payable for 33 years of service reflected at 30 June 2005.

(f)	Mr Schmidt’s remuneration is based in US$ and reported at an exchange rate of 0.7618 (2004: 0.6939). Mr Schmidt is included above as his remuneration is within the 5 highest paid executives not being directors.

*	part year from September 2003

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2005

Analysis of Bonuses and performance based Remuneration

No short-term incentive cash bonuses were awarded as remuneration to any director of the Company or any of the five highest paid executives of the Company and the consolidated entity in respect of the 2005 income year.

	Year	Total Remuneration	Bonuses	Employee Share Plans	Proportion of remuneration performance related	Value of share plans as proportion of remuneration

		$	$ (a)	$ (b) & (c)%		%
Executive Directors
Peter C Cook	2005	468,909	—	(49,000)	-10.4%	-10.4%
Director and Chief Executive Officer	2004	596,744	51,175	40,667	15.4%	6.8%

Executives (within the 5 highest remunerated)
Keith A Halliwell	2005	247,635	—	2,477	1.0%	1.0%
Chief Financial Officer & Joint Company Secretary	2004	276,138	48,300	14,075	22.6%	5.1%
Rodney A Houston	2005	206,218	—	4,400	2.1%	2.1%
Director of Engineering and Chief Operating Officer	2004	228,419	21,850	15,167	16.2%	6.6%
B Anthony Fitzgerald	2005	207,143	—	4,733	2.3%	2.3%
Director of Sales and Marketing	2004	223,021	15,086	12,583	12.4%	5.6%
Kenneth N Johnsen	2005	454,225	—	(33,950)	-7.5%	-7.5%
Business Development Director - Australia	2004	258,980	13,830	14,075	10.8%	5.4%
Robert A Schmidt	2005	201,247	—	1,000	0.5%	0.5%
North American Sales Executive and US Resident Officer	2004	208,675	—	1,000	0.5%	0.5%

Analysis of Shares Offered as Remuneration

Details of the nature and amount of the shares offered under the LTI to each specified director of the Company and each of the specified executives of the Company and the consolidated entity are as follows:

	Employee Share Plan No. 1			Executive Long Term Share Plan
	Number of shares issued	Share Price	Value (b) $	Number of Shares Offered	Number of Shares Granted	Value (c) $
Specified Directors
Peter C Cook	7,225	$0.14	1,000	600,000	—	(50,000)

Specified Executive Officers
Keith A Halliwell	7,225	$0.14	1,000	300,000	—	1,477
Rodney A Houston	7,225	$0.14	1,000	300,000	—	3,400
B Anthony Fitzgerald	7,225	$0.14	1,000	200,000	—	3,733
Kenneth N Johnsen	7,225	$0.14	1,000	150,000	—	(34,950)
Tom P Baskovich	7,225	$0.14	1,000	80,000	—	130
John B Abbott	7,225	$0.14	1,000	85,000	—	372

(a)	Bonuses are those paid or accrued as payable in relation to performance criteria for the year reported, 2005: $Nil (2004: $164,089).

(b)	The fair value of the employee share plan No. 1 is based upon the market value (at offer date) of shares offered.

(c)	Represents the movement in the cumulative fair value of shares offered over the past 3 years for which it is considered that the performance conditions will be met, amortised over the 3 year vesting period. The granting of these shares is subject to the achievement of performance conditions related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period. These performance conditions were not met in respect of shares offered in the 2002 financial year and no shares in relation to that offer were granted at the expiration of the performance period during the 2005 financial year. A reduced or negative benefit may result from significantly reduced expectations of the performance conditions being met, as compared with the previous year, including cessation of employment.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2005

Movements in Shares

The movements during the reporting period of ordinary shares in Orbital Corporation Limited held by each specified director of the Company and each specified executive of the Company and the consolidated entity are as follows:

	Held at 1 July 2004	Purchases	Issued under Employee Share Plan	Held at 30 June 2005
Specified Directors
D W J Bourke	100,000	—	—	100,000
P C Cook	48,287	—	7,225	55,512
J G Young	111,572	38,334	—	149,906
J R Marshall	66,880	—	—	66,880

Specified Executives
K A Halliwell	139,306	—	7,225	146,531
R A Houston	51,259	—	7,225	58,484
B A Fitzgerald	79,490	—	7,225	86,715
K N Johnsen	156,595	—	7,225	163,820
T P Baskovich	45,764	—	7,225	52,989
J B Abbott	38,042	—	7,225	45,267

Analysis of Movements in Options

The movements during the reporting period by number, of options over ordinary shares in Orbital Corporation Limited held by each director of the Company and each of the five highest paid executives of the Company and the consolidated entity are as follows:

Executives	Held at 1 July 2004	Exercised	(Expired)	Vested & Exercisable at 30 June 2005	Vested & Unexercisable at 30 June 2005
K A Halliwell	35,000	—	—	4,000	31,000
R A Houston	17,000	—	—	4,000	13,000
B A Fitzgerald	25,000	—	—	4,000	21,000
K N Johnsen	44,300	—	(9,300)	4,000	31,000

The expired options had nil value at the date of expiry.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
Engineering services income		8,252	11,535	—	—
Licence and royalty income		2,217	3,209	—	—

Revenue from trading activities		10,469	14,744	—	—
Other income from ordinary activities	2	1,128	2,017	1,184	952

Total Revenue		11,597	16,761	1,184	952

Employee expenses	3	(8,602)	(8,598)	—	—
Depreciation and amortisation	3	(1,436)	(1,766)	—	—
Engineering consumables and contractors		(1,473)	(1,383)	—	—
Travel and accommodation		(998)	(908)	—	—
Communications and computing		(744)	(927)	—	—
Patent costs		(545)	(667)	—	—
Insurance costs		(551)	(610)	—	—
Audit, compliance and listing costs		(492)	(563)	—	—
Licence costs		—	(375)	—	—
Systems warranty provision, credits on expiry		233	442	—	—
Borrowing costs	3	(3)	(21)	—	—
Reversal of provision for the carrying value of controlled entities		—	—	93,017	2,453
Inter-group debt forgiveness		—	—	(95,309)	—
Other expenses from ordinary activities	3	(1,144)	(629)	—	—
Share of net profit of Synerject (adjustment to Synerject provision)	18	2,936	2,700	—	—

Profit/(loss) from ordinary activities before related income tax		(1,222)	3,456	(1,108)	3,405
Income tax (expense)/benefit relating to ordinary activities	4	114	(51)	—	—

Net profit/(loss) after related income tax		(1,108)	3,405	(1,108)	3,405

Non-owner transaction changes in equity		—	—	—	—

Total changes in equity from non-owner related transactions attributable to members of the parent entity		(1,108)	3,405	(1,108)	3,405

Basic earnings/(loss) per share (in cents)	5	(0.3)	0.8
Diluted earnings/(loss) per share (in cents)	5	(0.3)	0.8

The statements of financial performance are to be read in conjunction with the notes to the financial statements set out on pages 19 to 52.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2005

	NOTE	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
Current Assets
Cash	8	7,972	12,350	1,954	10,587
Receivables	9	2,919	3,385	5	63
Inventories	10	12	31	—	—
Other	11	66	454	—	—

Total Current Assets		10,969	16,220	1,959	10,650

Non-Current Assets
Receivables	9	—	—	13,573	7,152
Other financial assets	12	—	—	8,767	11,059
Property, plant & equipment	13	7,424	8,449	—	—

Total Non-Current Assets		7,424	8,449	22,340	18,211

Total Assets		18,393	24,669	24,299	28,861

Current Liabilities
Payables	14	2,349	3,855	—	—
Interest-bearing liabilities	15	—	167	—	—
Provisions	17	1,540	1,545	—	—

Total Current Liabilities		3,889	5,567	—	—

Non-Current Liabilities
Interest-bearing liabilities	15	—	12	—	—
Non interest-bearing liabilities	16	19,000	19,000	30,684	34,138
Provisions	17	1,235	1,470	—	—
Other	18	654	3,897	—	—

Total Non-Current Liabilities		20,889	24,379	30,684	34,138

Total Liabilities		24,778	29,946	30,684	34,138

Net Assets/(Liabilities)		(6,385)	(5,277)	(6,385)	(5,277)

Equity
Contributed equity	19	216,768	216,768	216,768	216,768
Accumulated losses	20	(223,153)	(222,045)	(223,153)	(222,045)

Total Equity/(Deficiency)		(6,385)	(5,277)	(6,385)	(5,277)

The statements of financial position are to be read in conjunction with the notes to the financial statements set out on pages 19 to 52.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
Cash Flows Provided by/(Used in) Operating Activities
Cash receipts in the course of operations		11,124	15,387	—	—
Cash payments in the course of operations		(15,418)	(15,088)	—	—
Interest received		515	596	287	478
Borrowing costs paid		(3)	(21)	—	—
Income taxes paid		(38)	(180)	—	—

Net cash provided by/(used in) operating activities	26	(3,820)	694	287	478

Cash Flows Provided by/(Used in) Investing Activities
(Loans to) / repayment by controlled entities		—	—	(8,920)	1,099
Proceeds from sale of property, plant & equipment		56	311	—	—
Payments for property, plant & equipment		(427)	(787)	—	—

Net cash provided by/(used in) investing activities		(371)	(476)	(8,920)	1,099

Cash Flows Provided by/(Used in) Financing Activities
Proceeds from issue of shares		—	3,527	—	3,527
Transaction costs from issue of shares		—	(226)	—	(226)
Finance lease payments		(179)	(161)	—	—

Net cash provided by financing activities		(179)	3,140	—	3,301

Net increase/(decrease) in cash held		(4,370)	3,358	(8,633)	4,878
Cash at the beginning of the financial year		12,350	9,007	10,587	5,709
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(8)	(15)	—	—

Cash at the end of the financial year	26	7,972	12,350	1,954	10,587

Non-Cash Investing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2004 and 2005.

The statements of cash flows are to be read in conjunction with the notes to the financial statements set out in pages 19 to 52.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are: -

1.1	Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those of the previous year.

Basis of Going Concern

The financial report has been prepared on a going concern basis, which assumes continuity of normal business activities, and the realisation of assets and settlement of liabilities in the ordinary course of business by the consolidated entity. As at 30 June 2005 the carrying value of the consolidated entity’s liabilities exceed the carrying value of its assets by $6.385 million.

The Directors believe that the preparation of the accounts on a going concern basis is appropriate for the following reasons: -

(i)	The consolidated entity made a net profit after tax of $0.415 million for the 6 months ended 30 June 2005.

(ii)	At 30 June 2005 the consolidated entity had cash of $7.972 million.

(iii)	The consolidated entity’s OCP Technology is recorded at nil value in the statement of financial position. All intangible assets including Research and Development Expenditure, Patents, Licences and Technologies amounting to $236.083 million as at 30 June 1995 were written off over the four years concluding 30 June 1999. Since 1 July 1995 all expenditure of this nature has been expensed as incurred. The Directors believe the OCP Technology has significant value and will generate future licence and royalty income and cash flows.

(iv)	Included in non-current liabilities at 30 June 2005 is a loan of $19,000,000 from the Government of Western Australia. Repayment of this loan is to occur in May 2014 or prior to that date, by five equal annual instalments, if the worldwide aggregate number of OCP engines produced exceeds 5,000,000. The aggregate number of Engines produced with OCP technology as at 30 June 2005 totalled approximately 470,000. No interest accrues on this facility until such time as the loan becomes repayable.

1.2	Reclassification of Comparative Information

For the comparative year ended 30 June 2004, Other expenses in the Statement of Financial Performance of $1,192,000 have been further dissected into Audit, compliance and listing costs of $563,000 and Other expenses of $629,000, to aid in comparison with the current year.

1.3	Principles of Consolidation

(a)	Controlled Entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

(b)	Transactions Eliminated on Consolidation

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.4	Revenue Recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(a)	Revenue from Rendering of Services and Sale of Goods

Revenue from rendering services is recognised in the period in which the service is provided.

Revenue earned under various licence, royalty and other agreements is recognised upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of prototype engines and/or hardware employing the OCP Technology that meets specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using OCP Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

Revenue from sale of goods is recognised when control of the goods passes to the customer.

(b)	Interest Income

Interest income is recognised as it accrues.

(c)	Asset Sales

The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(d)	Foreign Exchange Gains

The revenue recognition policy for foreign exchange gains is set out in Note 1.12.

1.5	Income Tax

The consolidated entity adopts the liability method of accounting for income tax.

Income tax expense is calculated on the operating result adjusted for permanent differences between taxable income and accounting profit. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a deferred tax liability.

Future income tax benefits are only brought to account when their realisation is assured beyond reasonable doubt. Future income tax benefits related to tax losses are only brought to account when their realisation is virtually certain.

Tax Consolidation

The Company is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries set out in Note 24. The implementation date for the tax-consolidated group was 1 July 2002. The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intra-group transactions).

The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for:

•	deferred tax balances recognised by the head entity on implementation date, including the impact of any relevant reset tax cost bases; and

•	current tax assets and liabilities and deferred tax balances arising from external transactions occurring after the implementation of tax consolidation.

Under the tax funding agreement, the contributions are calculated on a “stand-alone basis” so that the contributions are equivalent to the tax balances generated by external transactions entered into by wholly-owned subsidiaries. The contributions are payable as set out in the agreement and reflect the timing of the head entity’s obligations to make payments for tax liabilities to the relevant tax authorities.

1.6	Recoverable Amount of Non-Current Assets Valued on a Cost Basis

The carrying amounts of all non-current assets valued on a cost basis are regularly reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7	Investments

(a)	Controlled Entities

Investments in, and receivables from, controlled entities are carried in the Company’s financial statements at the lower of cost, written down value and recoverable amount (being the underlying net asset position of the controlled entities).

(b)	Joint Venture Entities

A joint venture entity is an entity that is jointly controlled by both the consolidated entity and one or more external parties.

The consolidated entity applies the equity method of accounting for investments in joint venture entities. Investments are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity’s share of the joint venture entity’s net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commences until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

Unrealised gains resulting from transactions with joint venture entities are eliminated to the extent of the consolidated entity’s interest, against the carrying value of the investment.

Where the consolidated entity’s share of losses and reserve decrements reduces the carrying amount of the investment below zero, application of the equity method is discontinued and the investment is recorded at zero.

Where the consolidated entity has guaranteed some or all of the liabilities of a joint venture entity, the consolidated entity recognises a liability for its share of additional losses and other commitments with regard to the joint venture once the equity method has been discontinued, to the extent of probable future sacrifices of economic benefits by the consolidated entity.

(c)	Other Companies

Investments in other listed entities are measured at the lower of cost and recoverable amount (refer Note 12).

1.8	Property, Plant and Equipment

(a)	Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as outlined below.

(b)	Depreciation and Amortisation

Items of property, plant and equipment, including buildings but excluding freehold land, are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used for each class of asset are as follows: Buildings 2.5%; Plant and Equipment 6.67% to 33.3%. Leased assets 10% to 25%.

Assets are depreciated or amortised from the date of acquisition.

(c)	Subsequent Additional Costs

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits, in excess of the originally assessed performance of the asset, will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

(d)	Valuation

Land and buildings are independently valued every three years on a market value basis of valuation. The Directors then use these valuations to assess the recoverable amount of land and buildings.

(e)	Leased Assets

Leases under which the Company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

(i) Finance Leases

Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed.

(ii) Operating Leases

Payments made under operating leases are expensed on a straight line basis over the term of the lease.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.9	Research and Development Expenditure

Research and development costs are expensed as incurred.

1.10 Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs are expensed as incurred. All patents are internally generated. Purchased technology assets are capitalised at cost and amortised on a straight line basis over the life of the expected future benefits.

1.11	Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of both variable and fixed costs.

1.12 Foreign Currency

(a)	Transactions

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where hedging specific anticipated transactions.

(b)	Translation of Controlled Foreign Entities

The assets and liabilities of controlled foreign entities that are integrated operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transaction occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

(c)	Specific Hedges

Where hedge transactions are designed to hedge the specific purchase or sale of goods or services, exchange differences arising up to the date of purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are included in the measurement of the purchase or sale. Any exchange differences on the hedge transaction after that date are included in the profit and loss statement.

1.13	Borrowing Costs

Borrowing costs include interest, lease finance charges, facility fees and ancillary costs incurred in connection with the arrangement of borrowings.

Borrowing costs are expensed as incurred.

1.14	Derivative Financial Instruments

The consolidated entity is exposed to fluctuations in interest rates and foreign exchange rates from its activities. The consolidated entity may use forward foreign exchange contracts to hedge these risks. Derivative financial instruments are not held for speculative purposes.

1.15 Warranties

Provision is made for the consolidated entity’s estimated liability on all products still under warranty.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.16	Employee Entitlements

(a)	Wages, Salaries, Annual Leave and Sick Leave

The provisions for employee entitlements to wages, salaries, annual leave and sick leave, to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs. Sick leave recognised as a liability represents expected future payments as a result of employees utilising non vesting accumulated sick leave entitlements while recovering from serious injury or illness. The consolidated entity does not recognise a liability when it is probable that sick leave taken in the future will not be greater than the entitlements that will accrue in the future.

(b)	Long Service Leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the consolidated entity’s experience with staff departures and is discounted using the rates attached to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

(c)	Superannuation Plan

Amounts paid to the defined contribution employee superannuation funds by the Company and the controlled entities are charged against income as they are made. Refer to Note 22.

1.17	Receivables

Receivables are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts. Normal settlement terms are 30 to 45 days.

1.18	Accounts Payable

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Normal settlement terms are 30 to 60 days.

1.19	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

1.20	Provision for Surplus Leased Space

Provision is made for rental payable on surplus leased premises when it is determined that no substantive future benefit will be obtained by the consolidated entity from its occupancy. This arises where premises are currently leased under non-cancellable operating leases and either the premises are not occupied, are being sub-leased for lower rentals than the consolidated entity pays or there will be no substantive benefits beyond a known future date.

Any necessary provision is calculated on the basis of discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

1.21	Employee redundancy benefits

Provisions for employee redundancy benefits are only recognised when a detailed plan has been approved and the employee redundancies have either commenced or been publicly announced, or firm commitments related to the redundancy benefits have been entered into. Costs related to ongoing activities are not provided for.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
2. OTHER INCOME FROM ORDINARY ACTIVITIES
Interest income	515	596	229	529
Proceeds on sale of property, plant and equipment	56	311	—	—
Net foreign exchange gains	349	367	955	423
ACIS credits	161	687	—	—
Other	47	56	—	—

	1,128	2,017	1,184	952

Proceeds on sale of property, plant and equipment
- Plant and equipment	56	273
- Leased assets	—	38

	56	311

Less: Written down value of property, plant and equipment sold
- Plant and equipment	16	96
- Leased assets	—	14

	16	110

Profit on sale of property, plant and equipment	40	201

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
3. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE

Profit/(Loss) from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:

3.1 Employee expenses
Salaries, wages, superannuation and other employee payments	8,554	8,766	—	—
Redundancy	257	(107)	—	—
Net expense/(credit) from movements in employee leave entitlements	(209)	(61)	—	—

	8,602	8,598	—	—

3.2 Borrowing costs
Finance charges on capitalised leases	3	21	—	—

3.3 Other expenses from ordinary activities
Other expenses/(credits) include the following disclosable expenses:

Depreciation and amortisation
- Buildings	80	81	—	—
- Plant and equipment	1,317	1,568	—	—
- Finance leased assets	39	117	—	—

	1,436	1,766	—	—
Plant and equipment written down to recoverable amount	—	844	—	—
Net expense/(credit) from movements in other provisions :
- doubtful debts provision	22	8	—	—
- bad debts expense	—	7	—	—
- surplus lease space provision (reversal)	—	(832)	—	—
- other current provisions	4	2	—	—
Operating lease rental expense
- premises	22	130	—	—
- plant and equipment	62	182	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
4. TAXATION

4.1 Prima facie income tax (expense) / credit
Calculated at 30% on the operating (profit)/loss		367	(1,037)	332	(1,022)
Increase/(decrease) in income tax credit due to:
- Withholding tax		114	(51)	—	—
- Other (non-deductible)/non-assessable amounts		(16)	(16)	—	—
- Cancellation of premises lease		—	(105)	—	—
- Depreciation allowance on tax revalued plant and equipment		173	173	—	—
- Research and development allowance		332	363	—	—

Income tax (expense)/credit on operating profit/ loss before individually significant income tax items		970	(673)	332	(1,022)

Individually significant income tax items:
- Effect of higher rates of tax on overseas income		(118)	(170)	—	—
- US tax losses and timing differences utilised		968	1,444	—	—
- Australian tax losses and timing differences (not brought to account) / reversing against not brought to account		(1,706)	(652)	(28,238)	286
- Provision against carrying value of investments		—	—	27,906	736

		(856)	622	(332)	1,022

Income tax (expense) / credit on operating profit/loss		114	(51)	—	—

4.2 Total income tax (expense) / credit is made up of:
Withholding tax paid		(38)	(180)	—	—
Withholding tax (payable)/recovered		152	129	—	—

		114	(51)	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
4.3 Future income tax benefit not taken to account
Australia

Potential future income tax benefits of the company and its Australian resident controlled entities, arising from tax losses and timing differences which have not been recognised as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt:

Tax losses carried forward (30%)	14,875	13,303	14,875	13,303
Timing difference from provision for capital loss on investment (30%)	1,934	1,934	1,934	1,934
Other net timing differences (30%)	10	84	10	84

	16,819	15,321	16,819	15,321

The potential future income tax benefit will only be obtained if: -

i	the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with Division 170 of the Income Tax Assessment Act 1997;

ii	the relevant company and/or the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

iii	no changes in tax legislation adversely affect the relevant company and/or the consolidated entity in realising the benefit.

USA

Tax carry forward losses of approximately $70.893 million (US$54.006 million) (2004: $82.345 million (US$57.114 million)) are available to certain controlled entities in the United States and have not been recognised as an asset at the current income tax rate of 34% because recovery is not virtually certain.

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2005, the $70.893 million of tax carry forward losses available expire between the years 2010 and 2023.

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
4.4 Dividend franking account
Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in the financial statements:

Class C (30%) - franking credits	2,640	2,640	2,640	2,640

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

With effect from 1 July 2002, Orbital Corporation Limited and its wholly-owned subsidiaries adopted the Tax Consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of franking credits available to shareholders of the parent entity (being the head entity in the tax-consolidated group) disclosed at 30 June 2005 has been measured under the new legislation as those available from the tax-consolidated group.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED
	2005	2004
5. EARNINGS / (LOSS) PER SHARE
Weighted average number of ordinary shares outstanding used in the calculation of basic loss per share	410,404,267	408,509,498

Weighted average number of ordinary and potential ordinary shares	410,404,267	408,509,498

Options to purchase ordinary shares held under the Employee Share Plan are not included in calculating the weighted average number of potential ordinary shares, as their exercise price is greater than the average market price for the year ended 30 June 2005. Refer to Note 19.2 for details of outstanding options.

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$	$	$	$
6. REMUNERATION OF AUDITORS
Amounts received or due and receivable for audit services by:
Auditors of the Company - KPMG Australia
- Audit and review of financial reports	107,174	92,800	—	—
- Australian equivalents to International Financial
Reporting Standards review	20,000	—	—	—
Other KPMG member firms
- Audit and review of financial reports	70,726	53,000	—	—

	197,900	145,800	—	—

Amounts received or due and receivable for taxation services by:
Auditors of the Company - KPMG Australia	40,890	67,495	—	—
Other KPMG member firms	28,233	32,574	—	—

	69,123	100,069	—	—

Amounts received or due and receivable for royalty audits by:
Other KPMG member firms	—	5,657	—	—

Total auditors’ remuneration	267,023	251,526	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS

Revenue is derived predominantly from the provision of engineering services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine and motorcycle engine markets.

7.1	Business Segments (primary reporting)

	Engineering Services		Royalties and licences (i)		Consolidated
	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment Revenue	8,252	11,535	2,217	3,209	10,469	14,744

Unallocated other income					1,128	2,017

Total Revenue					11,597	16,761

Segment Result	(110)	2,113	608	1,661	498	3,774

Unallocated expenses - net (ii)					(4,632)	(3,555)
Reorganisation (expense)/credits					(257)	107
Surplus lease space credit/(expense)					—	832
Plant and equipment writedown					—	(844)
Systems warranty credits					233	442
Share of net profit of Synerject (adjustment to Synerject provision)					2,936	2,700

Net Profit/(loss) before related income tax					(1,222)	3,456

Income tax (expense)/benefit					114	(51)

Profit/(loss) after tax attributable to members					(1,108)	3,405

(i)	Royalty and licence costs include direct patent costs and research and development.

(ii)	Unallocated expenses (net) include sales and marketing, corporate management and finance and administration overhead expenses net of unallocated other income.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences		Consolidated
	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Non-cash (revenue) and expenses
Depreciation and amortisation	1,436	1,766	—	—	1,436	1,766
Other non-cash expenses	17	10	—	—	17	10

Segment non-cash expenses	1,453	1,776	—	—	1,453	1,776

Reorganisation expense/(credits)					257	(107)
Surplus lease space (credit)					—	(832)
Plant and equipment writedown					—	844
Systems warranty credits					(233)	(442)
Share of net profit of Synerject (adjustment to Synerject provision)					(2,936)	(2,700)
Foreign exchange translation (gain)					(349)	(367)

Total non-cash (revenue) and expenses					(1,808)	(1,828)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.1	Business Segments (primary reporting) (Continued)

	Engineering Services		Royalties and licences (i)		Consolidated
	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment Assets	9,686	11,810	735	509	10,421	12,319

Unallocated assets
Cash					7,972	12,350

Consolidated Total Assets					18,393	24,669

Segment Liabilities	4,812	6,266	—	—	4,812	6,266

Unallocated liabilities
Borrowings					19,000	19,179
Systems warranty provision					312	604
Provision for borrowings of Synerject LLC					654	3,897

Consolidated Total Liabilities					24,778	29,946

Consolidated Net Assets/(Liabilities)					(6,385)	(5,277)

Segment Acquisitions of Non current assets	427	787	—	—	427	787

(i)	Royalty and licence costs include direct patent costs and research and development.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

7.	REPORTS FOR BUSINESS AND GEOGRAPHICAL SEGMENTS (CONTINUED)

7.2	Geographic Segments (secondary reporting)

	North America		Europe		Asia		Australia		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Segment revenue	2,423	1,971	1,154	1,542	2,783	5,647	4,109	5,584	10,469	14,744

Segment assets	745	501	185	405	1,209	650	8,282	10,763	10,421	12,319

Acquisitions of non current assets	—	—	—	—	—	—	427	787	427	787

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
8. CASH
Cash at bank		44	163	8	9
Cash at bank - US dollars		71	63	—	—
Cash at bank - European currency units		26	28	—	—
At call deposits - financial institutions		947	1,518	—	—
Bank bills		6,884	10,578	1,946	10,578

		7,972	12,350	1,954	10,587

9. RECEIVABLES
9.1 Current
Trade debtors		2,355	2,731	—	—
Less: Provision for doubtful trade debtors		(47)	(25)	—	—

		2,308	2,706	—	—
Other debtors		611	679	5	63

		2,919	3,385	5	63

9.2 Non-Current
Loans to controlled entities		—	—	14,377	103,265
Provision for diminution in carrying value of controlled entities		—	—	(804)	(96,113)

		—	—	13,573	7,152

10. INVENTORIES
Raw materials and stores - at recoverable amount		12	31	—	—

11. OTHER ASSETS
Current
Prepayments		63	438	—	—
Deferred costs on foreign currency hedge contracts		3	16	—	—

		66	454	—	—

12. OTHER FINANCIAL ASSETS
Investment in PT Texmaco Perkasa Engineering Tbk - at cost		6,446	6,446	—	—
Investments in controlled entities - at cost	24	—	—	346,913	346,913
Less: provision for diminution in the carrying value of investments		(6,446)	(6,446)	(338,146)	(335,854)

		—	—	8,767	11,059

The consolidated entity holds a 0.51% interest in PT Texmaco Perkasa Engineering Tbk, a company incorporated in Indonesia and listed on the Indonesian Stock Exchange. The principal activities of PT Texmaco Perkasa Engineering Tbk are the manufacture of industrial equipment and machinery including the development and manufacture of automotive and heavy vehicle engines.

The investment is carried at $Nil being the original cost of $6,446,467 less a provision for diminution in value of $6,446,467.

Orbital has been provided with a guarantee from PT Multikasa Investama, the holding company and major shareholder (69.08%) to repurchase Orbital’s shares in PT Texmaco Perkasa Engineering Tbk at the request of Orbital prior to 18 December 2008 subject to certain conditions. The Texmaco group is currently undertaking a debt / capital reconstruction of which the outcome is uncertain, accordingly this investment has been provided for in full.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
13. PROPERTY, PLANT AND EQUIPMENT

Freehold land
At deemed cost	1,091	1,091	—	—

Buildings
At deemed cost	3,057	3,057	—	—
Less: accumulated depreciation	(730)	(650)	—	—

	2,327	2,407	—	—

Plant and equipment
At cost	14,678	17,942	—	—
Less: accumulated depreciation	(10,994)	(13,637)	—	—

	3,684	4,305	—	—

At recoverable amount	1,964	1,964	—	—
Less: accumulated depreciation	(1,642)	(1,555)	—	—

	322	409	—	—

Leased assets
At cost	—	602	—	—
Less: accumulated amortisation	—	(365)	—	—

	—	237	—	—

Total property, plant and equipment - net book value	7,424	8,449	—	—

Reconciliations
Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

Freehold land
Carrying amount at beginning of year	1,091	1,091	—	—

Carrying amount at end of year	1,091	1,091	—	—

Buildings
Carrying amount at beginning of year	2,407	2,488	—	—
Depreciation	(80)	(81)	—	—

Carrying amount at end of year	2,327	2,407	—	—

Plant and equipment
Carrying amount at beginning of year	4,714	6,435	—	—
Additions and transfers	625	787	—	—
Disposals	(16)	(96)	—	—
Write-downs to recoverable amount	—	(844)	—	—
Depreciation	(1,317)	(1,568)	—	—

Carrying amount at end of year	4,006	4,714	—	—

Leased assets
Carrying amount at beginning of year	237	368	—	—
Disposals	—	(14)	—	—
Purchased and transferred to plant and equipment	(198)	—
Amortisation	(39)	(117)	—	—

Carrying amount at end of year	—	237	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

13.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

13.1	Interests in Land and Buildings – Australia

Directors’ Valuation

The value at 15 July 2004 of interest in certain land and buildings held by a controlled entity is $4,150,000, based upon an independent valuation. The valuation was carried out by P Clements (AAPI) on the basis of open market value of the properties concerned in their existing use.

The carrying value of the land and buildings referred to above is $3,417,609, (2004: $3,497,916). The land and buildings are recorded at deemed cost; the valuation has not been brought into account.

This valuation is in accordance with the Company’s policy of obtaining an independent valuation of land and buildings every three years.

	NOTE	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
14. PAYABLES

Current
Trade creditors and accruals		2,013	2,600	—	—
Revenues received in advance		336	1,255	—	—

		2,349	3,855	—	—

15. INTEREST BEARING LIABILITIES

15.1 Current
Lease liabilities	21.2	—	167	—	—

15.2 Non-Current
Lease liabilities	21.2	—	12	—	—

15.3 Financing Arrangements
The consolidated entity has standby arrangements with banks to provide support facilities:

Total facilities available
Performance guarantee facility		—	69	—	—
Corporate credit card facility		250	250	—	—
Multi-option credit facility		750	750	250	250

		1,000	1,069	250	250

Facilities utilised at balance date
Performance guarantee facility		—	69	—	—
Corporate credit card facility		5	6	—	—

		5	75	—	—

Facilities not utilised at balance date
Corporate credit card facility		245	244	—	—
Multi-option credit facility		750	750	250	250

		995	994	250	250

The consolidated entity also has access to a forward exchange contract facility of $3.500 million at 30 June 2005 (2004: $3.500 million) of which $0.652 million has been utilised at 30 June 2005 (2004: $1.361 million).

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets (excluding patents and licences and technologies) has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $4,500,000 (2004: $4,569,055).

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
16. NON INTEREST BEARING LIABILITIES

Loans and advances from controlled entities	—	—	11,684	15,138
Loans and advances - secured (a)	19,000	19,000	19,000	19,000

	19,000	19,000	30,684	34,138

(a)	The Government of Western Australia has provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. Repayment of this facility will be in full on the date which is 25 years after the date on which the first advance is made (May 1989), or in any year prior to that date if the aggregate number of OCP engines produced, calculated on a worldwide basis, exceeds 5,000,000, by equal annual payments, each of one fifth of the loan, on 1 July in the year commencing 1 July following the year in which such production is achieved. No interest accrues on this facility until such time as the loan becomes payable.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
17. PROVISIONS

17.1 Current
Employee entitlements - including on-costs	1,055	1,272	—	—
Redundancy benefits	257	—	—	—
Systems warranty (a)	212	261	—	—
Other	16	12	—	—

	1,540	1,545	—	—

17.2 Non-Current
Employee entitlements - including on-costs	1,135	1,127	—	—
Systems warranty (a)	100	343	—	—

	1,235	1,470	—	—

(a)	With the transfer of the marine and recreation system sales business to Synerject LLC, warranty liabilities for all marine and recreation system sales as from 1 April 2003 are the contractual responsibility of Synerject LLC. Orbital has retained the warranty responsibilities for product shipped prior to 1 April 2003 until the expiry of the warranty periods, the last of which expires in March 2007.

17.3 Aggregate Liability for employee entitlements	2,447	2,399	—	—

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	4.0%	4.0%
Discount rate	5.1%	6.0%
Settlement term (years)	10	10

Number of employees
Number of employees at year end	90	93

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

17.	PROVISIONS (CONTINUED)

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
17.4 Reconciliations
Reconciliations of the carrying amounts for each class of provisions except for employee entitlements, are set out below:

Surplus lease space - current
Carrying amount at beginning of year	—	321	—	—
Provision made (credit) during the year	—	(832)	—	—
Payments made during the year	—	(470)
Reclassified (to)/from non current	—	981	—	—

Carrying amount at end of year	—	—	—	—

Surplus lease space - non current
Carrying amount at beginning of year	—	981	—	—
Reclassified (to)/from current	—	(981)	—	—

Carrying amount at end of year	—	—	—	—

Other provisions - current
Carrying amount at beginning of year	12	121	—	—
Provision made during the year	4	2	—	—
Payments made during the year	—	(111)	—	—

Carrying amount at end of year	16	12	—	—

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	CONSOLIDATED
		2005	2004
		$’000	$’000
18. OTHER NON-CURRENT LIABILITIES
Provision for borrowings of Synerject LLC	18.2	654	3,897

INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC)

As at 30 June 2005, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2004: 50%). The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management, of non-automotive systems and components and automotive components related to the Orbital combustion process.

18.1 Share of net profit of Synerject LLC (being adjustment to provision for borrowings of Synerject LLC)
Share of profit from ordinary activities before income tax expense	2,658	2,584
Share of income tax expense	(21)	(198)

Share of net profit as disclosed by the joint venture entity	2,637	2,386
Adjustment - reversal amortisation of intangible	299	314

Share of net profit of Synerject LLC	2,936	2,700

18.2 Provision for borrowings of Synerject LLC
(refer also note 23.1)
Liability at beginning of year	(3,897)	(6,915)
Share of net profit of Synerject LLC	2,936	2,700
Exchange difference on foreign currency translation	307	318

Liability at end of year	(654)	(3,897)

18.3 Commitments
Share of Synerject LLC’s operating lease commitments payable:
Within one year	398	552
One year or later and no later than five years	1,630	1,791
Later than five years	35	492

	2,063	2,835

Share of Synerject LLC’s plant and equipment expenditure commitments contracted but not provided for and payable:
Within one year	49	22
One year or later and no later than five years	—	—
Later than five years	—	—

	49	22

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

18.	INVESTMENT IN JOINT VENTURE ENTITY (PROVISION FOR BORROWINGS OF SYNERJECT LLC) (CONTINUED)

	CONSOLIDATED
	2005	2004
	$’000	$’000
18.4 Summary financial position of Synerject LLC
The consolidated entity’s share of assets and liabilities of Synerject LLC is as follows:
Current assets	9,137	7,494
Non-current assets	7,562	9,716

Total assets	16,699	17,210

Current liabilities	6,546	6,080
Non-current liabilities	6,808	10,314

Total liabilities	13,354	16,394

Net assets - as reported by Synerject LLC	3,345	816
Foreign currency translation reserve	(456)	(496)
Elimination of inter-entity transactions
Elimination of intangibles (net of amortisation)	(3,543)	(4,217)

Net asset/(deficiency) - adjusted	(654)	(3,897)

18.5	Potential future changes to percentage shareholding in Synerject LLC

As at 30 June 2005, the consolidated entity holds a 50% interest in Synerject LLC, a joint venture entity with Siemens VDO Automotive Corporation (30 June 2004: 50%).

Synerject was restructured and refinanced during fiscal year 2003. In January 2003, new financing arrangements were put in place for Synerject until 30 September 2006. As part of the restructure, in April 2003, Synerject acquired, by way of capital contributions from each joint venturer, the operations of Orbital’s marine and recreation system sales business and Siemens VDO’s non-automotive systems business. The actual performance of each of these contributed businesses in the period to 30 June 2006, compared to the planned performances, will be reviewed to determine the adjustment (if any) to the percentage shareholdings of Orbital and Siemens VDO in Synerject.

The maximum change in shareholdings as a result of the above is 10% i.e. ownership percentages of 40 : 60.

As equity accounting for Synerject has been discontinued until losses are recouped there would be no change in the provision for borrowings of Synerject in Orbital’s financial statements at 30 June 2005 as a result of any recalculation above.

There is an option for the joint venturer who has the minority shareholding at 30 June 2006 to reinstate the 50 : 50 ownership by purchasing shares from the other joint venturer at a price of US$400,000 for each 1% of Synerject.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

	CONSOLIDATED		THE COMPANY
	2005	2004	2005	2004
	$’000	$’000	$’000	$’000
19. CONTRIBUTED EQUITY
Issued and paid-up capital
410,595,878 (2004: 410,017,878) ordinary shares, fully paid	216,768	216,768	216,768	216,768

Ordinary Shares
Balance at the beginning of year	216,768	213,467	216,768	213,467
Shares issued:
578,000 (2004: 645,604) shares issued pursuant to employee share plans	—	—	—	—
Nil (2004: 29,392,691) shares issued pursuant to share purchase plan	—	3,527	—	3,527
Transaction costs arising from issue of shares pursuant to share purchase plan	—	(226)	—	(226)

	216,768	216,768	216,768	216,768

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

19.1	Employee Share Plans

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum, while under Employee Share Plan No. 2 shares may be offered to eligible employees at the discretion of the Board of Directors.

During the year there were 578,000 shares issued under Plan 1 to eligible employees at a market value of $0.080 million (2004: 495,604 shares with market value of $0.092 million).

The Company also has in place an Executive Long Term Share Plan. Under this Plan, senior executives of the Company participate in a performance related offer of shares. Performance conditions based on the relative ranking of the total shareholder return of the Company to a group of selected peers, over a 3 year period, apply to determine the number of shares (if any) to be granted to executives. During the year, a total of 2,115,000 shares were offered to 12 executives (2004: 1,780,000 shares offered to 13 executives). At the discretion of the Board of Directors, during the 2004 year 150,000 shares were issued under the Executive Long Term Plan to retrenched executives.

19.2	Employee Share Options

No options over unissued shares were granted during or since the end of the 2005 financial year. The names of the persons who currently hold options are entered in the register of options kept by the Company pursuant to Section 170 of the Corporations Act 2001. The register may be inspected free of charge.

At the date of this report, the following options over unissued ordinary shares were outstanding under previous employee share plans.

Year	SERIES A			SERIES B			Total Outstanding
	Number Outstanding	Exercise Price $	Expiration Date	Number Outstanding	Exercise Price $	Expiration Date
2000	828,000	1.61	28 Sep 2005	905,300	1.79	28 Sep 2005	1,733,300

These options do not entitle the holder to participate in any share issue of any other corporation.

The market value of shares under these options at 30 June 2005 was $0.10 (30 June 2004: $0.14).

2000 Series B options are only exercisable once their hurdle price of $2.42 has been attained.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

		CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
20. ACCUMULATED LOSSES
Accumulated losses at beginning of the year		(222,045)	(225,450)	(222,045)	(225,450)
Net profit/(loss) attributable to members of the parent entity		(1,108)	3,405	(1,108)	3,405

Accumulated losses at end of the year		(223,153)	(222,045)	(223,153)	(222,045)

21. COMMITMENTS

21.1 Operating Lease Commitments
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year		14	64	—	—
- Later than one year but not later than five years		33	—	—	—

		47	64	—	—

21.2 Finance Lease Commitments
Finance lease rentals are payable as follows:
- Not later than one year		—	172	—	—
- Later than one year but not later than five years		—	12	—	—

		—	184	—	—
- Less: Future lease finance charges		—	(5)	—	—

		—	179	—	—

Lease liabilities provided for in the financial statements
- Current	15.1	—	167	—	—
- Non-current	15.2	—	12	—	—

Total lease liabilities		—	179	—	—

22.	SUPERANNUATION COMMITMENTS

Orbital contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

23.	CONTINGENT LIABILITIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The Directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

23.1	Siemens VDO Automotive and Synerject LLC entered into an agreement in January 2003 to provide loan funds to Synerject LLC. As part of this arrangement Orbital Corporation Limited (which holds a 50% interest in Synerject LLC) continued its guarantee of 50% of the obligations of Synerject LLC arising under the loan agreement. At 30 June 2005, Orbital’s share of Synerject’s financing obligations amounted to A$9.189 million (US$7.000 million) (30 June 2004: A$12.225 million (US$8.500 million)).

The Company has booked a liability of A$0.654 million (30 June 2004: A$3.897 million) in the financial statements with respect to its 50% share of the adjusted net asset deficiency of Synerject LLC which includes Synerject LLC’s borrowing obligations to Siemens VDO Automotive Corporation above, (refer note 18).

23.2	In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the consolidated entity.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

24.	PARTICULARS IN RELATION TO CONTROLLED ENTITIES

	Note		Class of Shares	Consolidated Entity Interest
				2005	2004
				%	%
Orbital Corporation Limited
Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Australia Pty Ltd			Ord	100	100
(previously Orbital Engine Company (Australia) Pty Ltd)
- Orbital Australia Manufacturing Pty Ltd			Ord	100	100
- OEC Pty Ltd			Ord	100	100
- Axiom Invest No. 2 Pty Ltd	(a	),(b)	Ord	71.3	71.3
- S T Management Pty Ltd	(b1)		Ord	100	100
- OFT Australia Pty Ltd	(b1)		Ord	100	100
- Investment Development Funding Pty Ltd	(b	)	Ord	100	100
- Power Investment Funding Pty Ltd	(b	)	Ord	100	100
- Orbital Environmental Pty Ltd	(b	)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	(b	)	Ord	100	100
- Orbital Fluid Technologies Inc.			Ord	100	100
- Orbital Engine Company (USA) Inc.	(b	)	Ord	100	100
- Orbital SEFIS Company LLC	(b	)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(b	)	Ord	100	100

(a)	Under a technology investment transaction entered into in 1997, Orbital is required to make certain royalty payments to the investor, Axiom Invest No. 2 Pty Ltd (Axiom). Those royalties represent a percentage of the distributions received by Orbital up to 30 January 2006 from commercialisation arrangements to which it is a party in the non-automotive area (notably Synerject). Under the transaction, Orbital has acquired a 71.3% interest in Axiom. The minority shareholder has a put option under which it has the right to require Orbital to purchase its shares in Axiom on 30 January 2006, or earlier in certain circumstances, including default by Orbital, such as failure to make royalty payments when required.

(b)	Dormant for the years ended 30 June 2005 and 30 June 2004.

(b1)	Dormant for the years ended 30 June 2005 and 30 June 2004 apart from inter-group debt forgiveness.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

25.	RELATED PARTIES

25.1	Directors and Specified Executives

The names of each person holding the position of director of Orbital Corporation Limited during the year are Messrs D W J Bourke, P C Cook, J R Marshall and J G Young.

Details of directors’ and specified executives’ remuneration and retirement benefits are set out in the Remuneration Report incorporated within the Directors’ Report. (Refer pages 11 to 15).

No director has entered into a material contract with the Company or the consolidated entity since the end of the previous financial year and there were no material contracts involving director’ interests subsisting at year end.

25.2	Controlled Entities

Details of interest in controlled entities are set out in Note 24. Details of dealings with controlled entities are set out below:

(a)	Intercompany Loans

The aggregate amounts receivable from/payable to wholly owned controlled entities by the Company at balance date:

	THE COMPANY
	2005	2004
	$’000	$’000
Receivables (after provision)
Non-current	13,573	7,152

Borrowings
Non-current	11,684	15,138

Interest is not charged on inter-company loans.

(b)	Transactions

During the year the Company and controlled entities purchased goods and services from other entities within the wholly-owned group. These transactions are in the ordinary course of business and on normal commercial terms and conditions.

As from 1 July 2002 all salary costs, directors’ fees, audit and taxation fees, insurance costs, stock exchange and shareholder costs and other overheads of the Company, have been incurred and paid for by the main trading company within Australia, Orbital Australia Pty Limited, which is a wholly owned subsidiary of Orbital Corporation Limited.

25.3	Other Related Parties

Details of dealings with other related parties, being Joint venture entity Synerject LLC, are set out below:

(a)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the consolidated entity at balance date are:

	CONSOLIDATED
	2005	2004
	$’000	$’000
Receivables
Current	44	66

Payables
Current	58	16

(b)	Transactions

During the year the consolidated entity provided engineering services to Synerject LLC of $0.147 million (2004: $0.376 million) and purchased goods and services to the value of $0.176 million (2004: $0.365 million) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

26.	NOTES TO THE STATEMENTS OF CASH FLOWS

26.1	Reconciliation of Cash

For the purpose of the Statements of Cash Flows, cash includes cash on hand, cash at bank and short term deposits at call (net of outstanding bank overdrafts). Cash as at the end of the financial year, as shown in the Statements of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	NOTE	CONSOLIDATED		THE COMPANY
		2005	2004	2005	2004
		$’000	$’000	$’000	$’000
Cash		7,972	12,350	1,954	10,587

26.2 Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities
Profit/(loss) from ordinary activities after income tax		(1,108)	3,405	(1,108)	3,405
Add/(less) items classified as investing/financing activities:
Profit on sale of property, plant and equipment	2	(40)	(201)	—	—
Add/(less) non-cash items:
Depreciation	3.3	1,397	1,649	—	—
Amortisation of leased assets	3.3	39	117	—	—
Plant and equipment write-down	3.3	—	844	—	—
Provision for doubtful debts	3.3	22	8	—	—
Amounts set aside for redundancy provision	3.1	257	(107)	—	—
Reversal surplus lease space provision		—	(832)	—	—
Amounts set aside to warranty and other provisions		(229)	(440)	—	—
Share of net profit of joint venture entity		(2,936)	(2,700)	—	—
Net foreign exchange gains	2	(349)	(367)	(955)	(423)
Provision against carrying value of investments and receivables from controlled entities		—	—	2,292	(2,453)

Net cash provided by/(used in) operating activities before changes in assets and liabilities		(2,947)	1,376	229	529

Changes in assets and liabilities during the year:
Decrease/(increase) in receivables		457	(93)	58	(51)
Decrease in inventories		19	63	—	—
(Increase)/decrease in prepayments and other		375	245	—	—
(Decrease)/increase in payables		(1,515)	(107)	—	—
(Decrease)/increase in employee provisions		(209)	(209)	—	—
(Decrease)/increase in other provisions		—	(581)	—	—

		(873)	(682)	58	(51)

Net cash provided by/(used in) operating activities		(3,820)	694	287	478

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

27.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

27.1	Foreign Exchange Risk

The consolidated entity may enter into forward exchange contracts to hedge certain firm sale and purchase commitments denominated in foreign currencies (principally United States dollars). The terms of these derivatives and commitments are rarely more than one year.

The following table sets out the gross value to be received under foreign currency contracts, the weighted average contracted exchange rates and the settlement periods of outstanding contracts for the consolidated entity.

		CONSOLIDATED
	2005	2004	2005	2004
	Weighted average rate		$’000	$’000
Sell US dollars
Not later than one year	0.7666	0.6983	652	1,361

Foreign currency receivables and payables have been translated in the Statement of Financial Position at year end, utilising the exchange rates applicable as at 30 June 2005 being: United States Dollars 0.7618 and European Currency Units 0.6394 (2004: 0.6936, 0.5795 and Japanese Yen 75.67 respectively).

The Australian dollar equivalents of unhedged amounts receivable or payable in foreign currencies at year end, translated at the exchange rates applicable to the underlying transactions, are as follows:

			CONSOLIDATED		THE COMPANY
	AVERAGE RATE		2005	2004	2005	2004
	2005	2004	$’000	$’000	$’000	$’000
(i) United States Dollars
Amounts Receivable
Current	0.7747	0.6993	449	127	—	—

Amounts Payable
Current	0.7659	0.7101	61	41	—	—
Non current	0.6100	0.6100	—	—	9,624	12,124

(ii) European Currency Units
Amounts Receivable
Current	0.6079	0.5779	84	46	—	—

(iii) Japanese Yen
Amounts Receivable
Current	—	80.55	—	32	—	—

27.2	Credit Risk

Credit risk represents the accounting loss that would be recognised if counterparties failed to perform as contracted. The risk that counterparties to derivative financial instruments might default on obligations is monitored.

The credit risk on financial assets, excluding investments of the consolidated entity that have been recognised in the statement of financial position, is the carrying amount, net of any provision for doubtful debts. The consolidated entity minimises concentrations of credit risk by undertaking transactions with a number of customers in various countries.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

27.	ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

27.3	Interest Risk

			Fixed Interest Maturing In
	Weighted average interest rate	Floating interest rate	1 year or less	1 to 2 years	Non - interest bearing	Total
		$’000	$’000	$’000	$’000	$’000
2005
Financial assets
Cash assets	5.54%	1,088	6,884	—	—	7,972
Receivables	—	—	—	—	2,919	2,919

		1,088	6,884	—	2,919	10,891

Financial liabilities
Payables	—	—	—	—	2,349	2,349
Non interest bearing loan	—	—	—	—	19,000	19,000
Employee benefits	5.11%	2,447	—	—	—	2,447

		2,447	—	—	21,349	23,796

2004

Financial assets
Cash assets	5.32%	1,772	10,578	—	—	12,350
Receivables	—	—	—	—	3,385	3,385

		1,772	10,578	—	3,385	15,735

Financial liabilities
Payables	—	—	—	—	3,855	3,855
Non interest bearing loan	—	—	—	—	19,000	19,000
Lease liabilities	5.71%	—	167	12	—	179
Employee benefits	6.00%	2,398	—	—	—	2,398

		2,398	167	12	22,855	25,432

27.4	Net Fair Values of Financial Assets and Liabilities

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers.

	CONSOLIDATED
	2005		2004
	Carrying amount	Net fair value	Carrying amount	Net fair value
	$’000	$’000	$’000	$’000
Net fair values
Recognised financial instruments
The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

Financial assets
Cash assets	7,972	7,972	12,350	12,350
Receivables	2,919	2,919	3,385	3,385
Forward foreign exchange contracts	3	7	9	(23)

Financial liabilities
Payables	2,349	2,349	3,855	3,855
Non interest bearing loan	19,000	12,187	19,000	11,595
Lease liabilities	—	—	179	179
Employee benefits	2,447	2,447	2,399	2,399

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS)

For reporting periods beginning on or after 1 January 2005, the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards (AIFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 30 June 2005.

Transition Management

The Board has established a formal implementation project, monitored by the Audit Committee, to assess the impact of transition to AIFRS and to achieve compliance with AIFRS reporting for the financial year commencing 1 July 2005.

The project is achieving its scheduled milestones and the consolidated entity is expected to be in a position to fully comply with the requirements of AIFRS for the 30 June 2006 financial year.

Assessment and planning phase

The assessment and planning phase generated a high level overview of the impacts of conversion to AIFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff. This phase included:

•	high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting AIFRS;

•	assessment of new information requirements affecting management information systems, as well as the impact on the business and its key processes;

•	evaluation of the implications for staff; for example, training requirements.

The assessment and planning phase is complete as at 30 June 2005.

Design and implementation phase

This phase formulated the changes required to existing accounting policies and procedures and systems and processes in order to transition to AIFRS.

This phase incorporated:

•	formulation of revised accounting policies and procedures for compliance with AIFRS requirements;

•	identification of potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of AIFRS;

•	development of revised AIFRS disclosures;

•	design of accounting and business processes to support AIFRS reporting obligations;

•	identification and planning of required changes to financial reporting and business source systems;

•	development of training programs for staff; and

•	implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff enabling the consolidated entity to generate the required reconciliations and disclosures of AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards.

This phase is substantially complete as at 30 June 2005.

Impact of transition to AIFRS

The impact of transition to AIFRS, including the transitional adjustments disclosed in the reconciliations from current Australian GAAP to AIFRS, and the selection and application of AIFRS accounting policies, is based on AIFRS standards that management expect to be in place, or where applicable, early adopted, when preparing the first complete AIFRS financial report (being the half-year ending 31 December 2005). Only a complete set of financial statements and notes together with comparative balances can provide a true and fair presentation of the Company’s and consolidated entity’s financial position, results of operations and cash flows in accordance with AIFRS. This note provides only a summary; therefore, further disclosure and explanations will be required in the first complete AIFRS financial report for a true and fair view to be presented under AIFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to AIFRS. Consequently the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this note.

Revisions to the selection and application of the AIFRS accounting policies may be required as a result of: -

•	changes in financial reporting requirements that are relevant to the Company’s and consolidated entity’s first complete AIFRS financial report arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board subsequent to the preparation of the 30 June 2005 financial report;

•	additional guidance on the application of AIFRS in a particular industry or to a particular transaction;

•	changes to the Company’s and consolidated entity’s operations.

The rules for first time adoption of AIFRS are set out in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards. In general, AIFRS accounting policies must be applied retrospectively to determine the opening AIFRS balance sheet as at transition date, being 1 July 2004. The Standard allows a number of exemptions to this general principle to assist in the transition to reporting under AIFRS. The accounting policies note includes details of the AASB 1 elections adopted.

The significant changes in accounting policies expected to be adopted in preparing the AIFRS reconciliations and the elections expected to be made under AASB 1 are set out below:

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED 1 JULY 2004			CONSOLIDATED 30 JUNE 2005			THE COMPANY 1 JULY 2004			THE COMPANY 30 JUNE 2005
Reconciliations of statements of financial position	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Current Assets
Cash	12,350	—	12,350	7,972	—	7,972	10,587	—	10,587	1,954	—	1,954
Receivables	3,385	—	3,385	2,919	—	2,919	63	—	63	5	—	5
Inventories	31	—	31	12	—	12	—	—	—	—	—	—
Other	454	—	454	66	—	66	—	—	—	—	—	—

Total Current Assets	16,220	—	16,220	10,969	—	10,969	10,650	—	10,650	1,959	—	1,959

Non-Current Assets
Receivables	—	—	—	—	—	—	7,152	—	7,152	13,573	—	13,573
Other financial assets	—	—	—	—	—	—	11,059	6,360	17,419	8,767	6,300	15,067
Property, plant & equipment (note a)	8,449	—	8,449	7,424	—	7,424	—	—	—	—	—	—
Deferred tax assets (note b)	—	6,540	6,540	—	6,300	6,300	—	180	180	—	—	—

Total Non-Current Assets	8,449	6,540	14,989	7,424	6,300	13,724	18,211	6,540	24,751	22,340	6,300	28,640

Total Assets	24,669	6,540	31,209	18,393	6,300	24,693	28,861	6,540	35,401	24,299	6,300	30,599

Current Liabilities
Payables	3,855	—	3,855	2,349	—	2,349	—	—	—	—	—	—
Interest-bearing liabilities	167	—	167	—	—	—	—	—	—	—	—	—
Provisions	1,545	—	1,545	1,540	—	1,540	—	—	—	—	—	—

Total Current Liabilities	5,567	—	5,567	3,889	—	3,889	—	—	—	—	—	—

Non-Current Liabilities
Interest-bearing liabilities	12	—	12	—	—	—	—	—	—	—	—	—
Non interest-bearing liabilities	19,000	—	19,000	19,000	—	19,000	34,138	—	34,138	30,684	—	30,684
Provisions	1,470	—	1,470	1,235	—	1,235	—	—	—	—	—	—
Other	3,897	—	3,897	654	—	654	—	—	—	—	—	—

Total Non-Current Liabilities	24,379	—	24,379	20,889	—	20,889	34,138	—	34,138	30,684	—	30,684

Total Liabilities	29,946	—	29,946	24,778	—	24,778	34,138	—	34,138	30,684	—	30,684

Net Assets/(Liabilities)	(5,277)	6,540	1,263	(6,385)	6,300	(85)	(5,277)	6,540	1,263	(6,385)	6,300	(85)

Equity
Contributed equity (note c)	216,768	—	216,768	216,768	—	216,768	216,768	—	216,768	216,768	—	216,768
Reserves (note d)	—	—	—	—	(371)	(371)	—	—	—	—	—	—
Accumulated losses	(222,045)	6,540	(215,505)	(223,153)	6,671	(216,482)	(222,045)	6,540	(215,505)	(223,153)	6,300	(216,853)

Total Equity/(Deficiency)	(5,277)	6,540	1,263	(6,385)	6,300	(85)	(5,277)	6,540	1,263	(6,385)	6,300	(85)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED			THE COMPANY
	For the year ended 30 June 2005			For the year ended 30 June 2005
	AGAAP	Transition impact	AIFRS	AGAAP	Transition impact	AIFRS

	$’000	$’000	$’000	$’000	$’000	$’000
Reconciliations of statements of financial performance
Revenue from trading activities	10,469	—	10,469	—	—	—
Net exchange gains/(losses) on translation of foreign controlled entities (note d)	(371)	371	—	—	—	—
Other income from ordinary activities (note a)	1,499	(16)	1,483	1,184	—	1,184

Total Revenue	11,597	355	11,952	1,184	—	1,184

Borrowing costs - Interest expense	(3)	—	(3)	—	—	—
Net book value of asset disposals (note a)	(16)	16	—	—	—	—
Employee compensation (expense) / credit (note c)	—	(1)	(1)	—	(1)	(1)
Provision for (diminution) in the carrying value of controlled entities	—	—	—	(2,292)	311	(1,981)
Other expenses from ordinary activities	(15,736)	—	(15,736)	—		—
Share of net profit of Synerject LLC	2,936	—	2,936	—	—	—

Profit/(loss) from ordinary activities before related income tax	(1,222)	370	(852)	(1,108)	310	(798)
Income tax (expense) / benefit (note b)	114	(240)	(126)	—	(180)	(180)

Net Profit/(loss) after related income tax	(1,108)	130	(978)	(1,108)	130	(978)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AIFRS (CONTINUED)

	CONSOLIDATED	THE COMPANY
	$’000	$’000
Accumulated (losses) reconciliations:

Accumulated (losses) as at 1 July 2004 under AGAAP	(222,045)	(222,045)
AIFRS reconciliation:
- Impact of taxation (note b)	6,540	180
- Carrying value of controlled entities	—	6,360

Accumulated (losses) as at 1 July 2004 under AIFRS	(215,505)	(215,505)

Accumulated (losses) as at 30 June 2005 under AGAAP	(223,153)	(223,153)

AIFRS reconciliation:
- Impact of taxation (note b)	6,300	—
- Employee share compensation expense (note c)	(1)	(1)
- Loss on translation of foreign controlled entities (note d)	371	—
- Share based payments (note c)	1	1
- Carrying value of controlled entities	—	6,300

Accumulated (losses) as at 30 June 2005 under AIFRS	(216,482)	(216,853)

AIFRS reconciliation:
- Non interest bearing liabilities to amortised cost (note e)	6,813	6,813

Accumulated (losses) as at 1 July 2005 under AIFRS	(209,669)	(210,040)

(a)	Property, plant and equipment

Property, plant and equipment will be measured at cost under AIFRS. However, as permitted by the election available under AASB 1, at transition freehold land and buildings are expected to be recognised at deemed cost, being a revalued amount prior to transition date that approximates the fair value as at the date of transition.

The asset revaluation reserve balance relating to these assets is nil and therefore there will be no derecognition required at transition date.

Under AIFRS the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss rather than separately recognising the consideration received as revenue. For the consolidated entity an amount of $16,000 is expected to be reclassified from revenue to other expenses for the financial year ended 30 June 2005. No adjustment is expected for the Company.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(b)	Taxation

On transition to AIFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under Australian GAAP.

Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity.

A deferred tax asset will be recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised rather than a ‘virtual certainty’ test under Australian GAAP. This will result in earlier recognition of previously unrecognised tax losses. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The expected impact on the consolidated entity, at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets of $6,540,000 and an increase in retained earnings of $6,540,000. These adjustments in respect of the Company are expected to be $180,000 and $180,000 respectively.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is an increase in tax expense by $240,000 for the consolidated entity and $180,000 for the Company. Deferred tax assets and deferred tax liabilities of the consolidated entity are expected to increase by $6,300,000 and $Nil respectively as at 30 June 2005. For the Company the expected impact at 30 June 2005 is an increase in deferred tax assets of $Nil and an increase in deferred tax liabilities of $Nil.

(c)	Employee Benefits

Share based payments

Under current Australian GAAP no expense is recognised for options or shares issued to employees.

Under AIFRS, the fair value of options and shares granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance – based shares. Options have not been issued since the year ended 30 June 2000 and there will be no expense recognised in this or future reporting periods in relation to the option plan. The fair value of shares will be measured having regard to the conditions attached to the shares and the consolidated entity’s estimate of shares that will eventually vest.

In accordance with AASB 1, no adjustment will be made for share based payments granted before 7 November 2002 which have vested before 1 January 2005. Shares granted after 7 November 2002 remaining unvested at 1 July 2004 will be recognised in the opening balance sheet through retained earnings resulting in a nil profit and loss impact on transition.

For the financial year ended 30 June 2005, employee benefits expense and retained earnings are expected to be increased by $1,000 in the consolidated entity and $1,000 in the Company, representing shares expense for the period.

(d)	Foreign Currency

Financial statements of foreign operations

Under current Australian GAAP Orbital considers its foreign operations as integrated and therefore the assets and liabilities of operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated at rates of exchange at reporting date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the statement of financial performance.

Under AIFRS each entity in the consolidated entity determines its functional currency being the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations are translated from the entity’s functional currency to the consolidated entity’s presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity.

The functional currency for Orbital’s foreign subsidiaries based in the United States has been determined to be US dollars.

This differing treatment is expected to result in $0.371 million in foreign exchange translation losses of the consolidated entity for the year ended 30 June 2005 being reclassified to foreign currency translation reserve under AIFRS, thereby improving the result for the period.

On disposal of a foreign operation, the amount recognised in the foreign currency translation reserve attributable to the foreign operation is included in the calculation of gain or loss on disposal and recycled through the current year income statement.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2005

28.	IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (AIFRS) (CONTINUED)

(e)	Financial Instruments

Orbital expects to take advantage of the election in AASB 1 to not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation, and AASB 139 Financial Instruments: Recognition and Measurement. There are no expected adjustments in relation to these standards for 1 July 2004 or the financial year ended 30 June 2005 as current Australian GAAP is expected to continue to apply.

The consolidated entity has followed Australian GAAP in accounting for financial instruments within the scope of AASB 132 and AASB 139 as described in Note 1 Statement of significant accounting policies.

As at 1 July 2005 the expected adjustment is that the $19,000,000 non-interest bearing loan from the Government of Western Australia is to be restated at amortised cost using the effective interest rate method. This is expected to result in a decrease in non-current loans payable of $6,812,769 and a corresponding increase to retained earnings (decrease to accumulated losses) together with an interest charge for the year ended 30 June 2006 of $622,170.

	CONSOLIDATED	THE COMPANY
	$’000	$’000
Total Shareholders Equity/(Deficiency)

Total Equity/(Deficiency) as at 30 June 2005 under AIFRS	(85)	(85)
- Non interest bearing liabilities to amortised cost (note e)	6,813	6,813

Total Equity/(Deficiency) as at 1 July 2005 under AIFRS	6,728	6,728

Impact of change in accounting policy on prior periods

The nature of the main adjustments to the transitional AIFRS balance sheet as at 1 July 2004 and the statement of financial performance for the financial year ended 30 June 2005 to achieve full compliance with AIFRS had accounting standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement been applied from 1 July 2004 would have been:

•	The $19,000,000 non-interest bearing loan from the Government of Western Australia would have been restated at amortised cost using the effective interest rate method. This would be expected to result in a decrease in non-current loans payable of $7,404,719 and a corresponding increase to retained earnings (decrease to accumulated losses) together with an interest charge for the year ended 30 June 2005 of $591,951.

(f)	Equity accounting investment in Synerject LLC

Under AUS GAAP the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to $nil and the consolidated entity takes up a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

Under AIFRS the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to zero and the consolidated entity provides for additional losses and recognises a liability to the extent that the consolidated entity has incurred legal obligations such as Orbital’s guarantee of Synerject obligations. AIFRS applies the requirements of AASB139 (Financial instruments: Recognition and measurement) to determine whether it is necessary to recognise any additional loss with respect to the consolidated entity’s net investment in the associate. These requirements include estimating the present value of the estimated future cash flows expected to be generated by the associate.

The differing standards are not expected to result in a difference in the carrying value of the provision for borrowings of Synerject LLC as at 1 July 2004 or 30 June 2005 or a profit or loss adjustment for the year ended 30 June 2005.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2005

1.	In the opinion of the Directors of Orbital Corporation Limited:

(a)	the financial statements and notes, set out in pages 16 to 52 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	The directors have been given the declarations required by Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2005.

Signed in accordance with a resolution of Directors:

/s/ D W J Bourke	/s/ P C Cook
D W J BOURKE	P C COOK
Chairman	Managing Director

Dated at Perth, Western Australia this 24th day of August 2005

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2005

Independent audit report to members of Orbital Corporation Limited

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in the “Remuneration Report” in the Directors’ report and the directors’ declaration for both Orbital Corporation Limited (the “Company”) and its controlled entities (“the consolidated entity”), for the year ended 30 June 2005. The consolidated entity comprises both the Company and the entities it controlled during that year

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company’s and the consolidated entity’s financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

KPMG, an Australian partnership, is part of the KPMG International network KPMG International is a Swiss cooperative

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

AUDITOR’S REPORT FOR THE YEAR ENDED 30 JUNE 2005

Audit opinion

In our opinion, the financial report of Orbital Corporation Limited is in accordance with:

a)	the Corporations Act 2001, including:

i	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

ii	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b)	other mandatory professional reporting requirements in Australia.

/s/ KPMG
KPMG

/s/ D P McComish
D P McCOMISH
Partner

Perth
24 August 2005

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

	NOTE	2005	2004	2003
		A$’000	A$’000	A$’000
1. RECONCILIATION OF ACCOUNTS TO US GAAP
1.1 Profit and Loss Account
Net profit (loss) reported under AUS GAAP		(1,108)	3,405	(1,865)
Employee stock compensation	3(a)	(249)	(122)	(254)
Licence and marketing agreements	3(b)	—	—	484
Deferred tax asset	3(c)	(1,340)	6,540	—
Accounting standard change AUS GAAP	3(d)	—	—	(40)
Foreign currency hedge contracts	3(e)	32	(32)	—

Net profit/(loss) according to US GAAP		(2,665)	9,791	(1,675)

Profit/(loss) per ordinary share - US GAAP (A cents)
- Basic		(0.65)	2.40	(0.47)
- Diluted		(0.65)	2.40	(0.47)

Profit/(loss) per American Depositary Share (ADS) - US GAAP (A cents)
- Basic		(25.97)	95.87	(18.76)
- Diluted		(25.97)	95.87	(18.76)

Number of ordinary shares in calculation (000’s)
- Basic		410,404	408,509	357,060
- Diluted		410,404	408,509	357,060

The options exercisable under the Company’s Employee Share Plan have been excluded from this calculation as their effect is anti-dilutive.

1.2 Shareholders’ Equity
Shareholders’ equity reported per AUS GAAP financial statements		(6,385)	(5,277)	(11,983)
Deferred tax assets	3(c)	5,200	6,540	—
Foreign currency hedge contracts	3(e)	—	(32)	—
Share of Synerject foreign currency translation reserve - equity accounted under US GAAP	3(f)	456	—	—

Shareholders’ equity/(deficit) according to US GAAP		(729)	1,231	(11,983)

1.3 Reconciliation of movements in Shareholders’ Equity according to US GAAP
Shareholders’ equity/(deficit) according to US GAAP at the beginning of the period		1,231	(11,983)	(13,189)
Net profit/(loss) according to US GAAP		(2,665)	9,791	(1,675)
Equity issues - employee stock compensation		249	122	254
Equity issues - share purchase plan and placement (net of issue costs)		—	3,301	2,627
Share of movement of Synerject foreign currency translation reserve		456	—	—

Shareholders’ equity (deficit) according to US GAAP		(729)	1,231	(11,983)

1.4 Consolidated Balance Sheets
Total assets reported per AUS GAAP financial statements		18,393	24,669	23,482
Deferred tax assets	3(c)	5,200	6,540	—
Foreign currency hedge contracts - deferred costs	3(e)	—	(16)	—

Total assets according to US GAAP		23,593	31,193	23,482

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

		2005	2005*
		A$’000	US$’000
2.	SUMMARY FINANCIAL DATA PREPARED IN ACCORDANCE WITH US GAAP
2.1	Statement of Earnings Data
	Total revenue	11,597	8,835
	Net profit	(2,665)	(2,030)

2.2	Balance Sheet Data at Year End
	Current assets	10,969	8,356
	Total assets	23,593	17,973
	Current liabilities	3,889	2,963
	Total long-term debt	19,000	14,474
	Other non-current liabilities	1,433	1,092
	Total shareholders’ equity	(729)	(555)

*	Balance Sheet and Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers which was US$0.7618 = A$1.00 on 30 June 2005. Such translations are provided for information purposes only.

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP

The consolidated financial report of the Orbital Group has been prepared in accordance with AUS GAAP which differ in some respects from US GAAP. The significant differences between AUS GAAP and US GAAP affecting the statement of financial performance and contributed equity are summarised below:

(a)	Accounting for Stock Based Compensation

Under AUS GAAP, the granting of share options to employees does not require the recognition of a compensation expense.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees”, a compensation expense is recognised to the extent that the fair value of the equity instrument exceeds the exercise price of the option granted at a defined measurement date. The measurement date is the first date on which both the following are known: (i) the number of shares that an individual employee is entitled to receive; and (ii) the exercise price.

Under US GAAP, options with hurdle prices are accounted for under variable plan accounting until the date the hurdle prices have been met and the number of shares that an individual employee is entitled to receive is known.

(b)	Licence and Marketing Agreements

A profit and loss difference for the year ended 30 June 2005, totalling $Nil (2004: $Nil; 2003: $0.484 million) arises from the treatment of certain licence and marketing agreements. Under US GAAP, the fair values of assets transferred in a non-monetary transaction must be determinable with reasonable limits in order to account for the transaction at fair value. For an entity to record a non-monetary exchange involving advertising at fair value, certain criteria should be met to demonstrate that fair value is determinable. If the criteria are not met, the transaction should be recorded at the carrying amount of the asset surrendered. Under US GAAP, certain licence fees and pre-paid marketing relating to a licence and marketing agreement entered into during the year ended 30 June 2000 have not been recognised. Under AUS GAAP the licence fees were recognised and a prepaid marketing expense was capitalised and systematically amortised on a straight line basis. The balance of the prepaid marketing expense under AUS GAAP as at 30 June 2003, 30 June 2004 and 30 June 2005 was $Nil.

(c)	Deferred Tax Asset

Under AUS GAAP a deferred tax asset in relation to carry forward income tax losses can only be recognised when the realisation of the asset is virtually certain. Based on an assessment of certainty no asset has been recognised as at 30 June 2005.

Under US GAAP deferred tax assets are recognised to the extent the likelihood of realising the tax benefit is determined to be more likely than not. Therefore US GAAP provides for a lower recognition threshold than AUS GAAP. At 30 June 2004, the directors believed that in accordance with US GAAP and projections for future taxable income it is more likely than not that a tax benefit of A$6.540 million will be realised from carry forward tax losses and therefore recognised a deferred tax asset to such an extent.

Gross income tax losses at 30 June 2005 total approximately US$54.006 million and A$49.583 million in the United States and Australia respectively. Of the total potential deferred tax asset of A$38.978 million at current income tax rates, A$6.540 million was recognised as a deferred tax asset at 30 June 2004 and taxable profits for the year ended 30 June 2005 in the United States have acted to reduce the deferred tax asset to A$5.200 million at 30 June 2005. Unlike AUS GAAP and Australian Equivalents to International Financial Reporting Standards, the deferred tax asset is not reset annually under US GAAP. A significant portion of the remaining A$33.778 million may potentially be booked in future periods once profit history and other positive indicators of future profitability are available to support the assertion that the likelihood of realising the tax benefit is determined to be more likely than not.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SUPPLEMENTARY FINANCIAL INFORMATION

IN ACCORDANCE WITH UNITED STATES GAAP

FOR THE YEAR ENDED 30 JUNE 2005

3.	SIGNIFICANT DIFFERENCES BETWEEN AUS GAAP AND US GAAP (CONTINUED)

(d)	Accounting Standard Change AUS GAAP

Under revised AUS GAAP accounting standard 1028 “Employee benefits” on initial adoption at 1 July 2002, the result of any change is taken to opening retained earnings. Under US GAAP this change is reflected in the profit and loss as an expense in the 2003 year.

(e)	Foreign currency hedge contracts

During the year the consolidated entity has entered into specific foreign currency hedge contracts.

Under US GAAP, the consolidated entity is required to formally define at the point of entering into hedge contracts the method to be used to assess the effectiveness of such contracts over the period of the contract. The consolidated entity did not define the methods to be used in accordance with US GAAP in the prior 2004 year and therefore could not defer any gains or losses on such contracts to other comprehensive income but instead recognised all gains and losses on such contracts in net income. During the current 2005 year the consolidated entity formally defined its methods for assessing hedge contracts such that the gains and losses on effective contracts could be deferred under US GAAP. This differs from current AUS GAAP where the hedges are considered effective and the gains and losses have been deferred in both years. Therefore the charge to net income under US GAAP at 30 June 2004 of A$0.032 million has been reversed in full in the 2005 year to other comprehensive income. At 30 June 2005 the fair value of the outstanding hedges have been recognised as an asset on the balance sheet of $0.007 million with a corresponding entry in hedge reserve.

(f)	Equity accounting of investment in Synerject LLC

Under AUS GAAP the consolidated entity discontinues equity accounting when the equity accounted investment is reduced to $nil and the consolidated entity recognises a provision to the extent of probable future sacrifices of economic benefits arising as a result of Orbital guarantee of Synerject obligations.

Under US GAAP the consolidated entity equity accounts its investment in Synerject LLC. Where continuing losses generate a net asset deficiency and Orbital is required to support the investee by future contributions or guarantees, a negative investment is recorded and the consolidated entity continues to take up its share of the profits/(losses) of Synerject LLC and its share of reserve movements including the foreign currency translation reserve.

This difference results in a transfer under US GAAP from other non current liabilities to foreign currency translation reserve for Orbital’s share of Synerject LLC’s foreign currency translation reserve as at 30 June 2005 of A$0.456 million.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH AUSTRALIAN GAAP

EXPRESSED IN AUSTRALIAN DOLLARS

	2005	2004	2003	2002	2001
	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue
Revenue from operating activities	10,469	14,744	43,284	50,964	57,610
Other revenues from ordinary activities	1,128	2,017	3,187	2,389	4,041

Total revenue	11,597	16,761	46,471	53,353	61,651
Share of net profit/(loss) of joint venture entity	2,936	2,700	1,351	(3,068)	(12,834)
Total operating expenditure	(15,755)	(16,005)	(49,562)	(76,160)	(76,185)

Operating (loss)/profit before income tax	(1,222)	3,456	(1,740)	(25,875)	(27,368)
Income tax (expense)/credit attributable to operating (loss)/profit	114	(51)	(125)	(901)	807
Outside equity interests in operating loss	—	—	—	—	(276)

Operating (loss)/profit after income tax attributable to members of the Company	(1,108)	3,405	(1,865)	(26,776)	(26,837)

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH AUSTRALIAN GAAP

EXPRESSED IN AUSTRALIAN DOLLARS

	2005	2004	2003	2002	2001
	$000’s	$000’s	$000’s	$000’s	$000’s
CURRENT ASSETS
Cash	7,972	12,350	9,007	13,764	32,735
Receivables	2,919	3,385	3,300	6,904	10,647
Inventories	12	31	94	555	801
Other	66	454	699	971	2,426

TOTAL CURRENT ASSETS	10,969	16,220	13,100	22,194	46,609

NON-CURRENT ASSETS
Receivables	—	—	—	10,222	3,508
Other financial assets	—	—	—	—	6,446
Property, plant & equipment	7,424	8,449	10,382	12,626	15,534
Deferred tax assets	—	—	—	—	2,627
Research and development syndication assets	—	—	—	—	36,158
Other	—	—	—	—	907

TOTAL NON-CURRENT ASSETS	7,424	8,449	10,382	22,848	65,180

TOTAL ASSETS	18,393	24,669	23,482	45,042	111,789

CURRENT LIABILITIES
Payables	2,349	3,855	3,973	5,652	8,505
Interest-bearing liabilities	—	167	142	236	384
Current tax liabilities	—	—	—	52	390
Provisions	1,540	1,545	2,525	5,060	2,254
Other	—	—	—	2,268	3,978

TOTAL CURRENT LIABILITIES	3,889	5,567	6,640	13,268	15,511

NON-CURRENT LIABILITIES
Interest-bearing liabilities	—	12	198	357	541
Non interest-bearing liabilities	19,000	19,000	19,000	19,000	19,000
Provisions	1,235	1,470	2,712	3,527	3,445
Deferred tax liabilities	—	—	—	—	2,375
Research and development syndication liabilities	—	—	—	—	36,158
Other	654	3,897	6,915	21,595	20,688

TOTAL NON-CURRENT LIABILITIES	20,889	24,379	28,825	44,479	82,207

TOTAL LIABILITIES	24,778	29,946	35,465	57,747	97,718

NET ASSETS / (LIABILITIES)	(6,385)	(5,277)	(11,983)	(12,705)	14,071

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH UNITED STATES GAAP

EXPRESSED IN UNITED STATES DOLLARS

	2005	2004	2003	2002	2001
	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue
Revenue from operating activities	7,975	10,226	28,914	28,683	27,939
Other revenue from ordinary activities	860	1,399	2,129	1,345	2,061

Total revenue	8,835	11,625	31,043	30,028	30,000
Share of net profit/(loss) of joint venture entity	2,236	1,873	902	(1,728)	(6,545)
Total operating expenditure	(12,168)	(11,186)	(32,980)	(41,770)	(36,528)

Operating (loss)/profit before income tax	(1,097)	2,312	(1,035)	(13,470)	(13,073)
Income tax (expense)/credit attributable to operating (loss)/profit	(934)	4,501	(84)	(990)	(128)
Outside equity interests in operating loss	—	—	—	—	(141)

Operating (loss)/profit after income tax attributable to members of the Company	(2,031)	6,813	(1,119)	(14,460)	(13,342)

Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers on 30 June each year 2005: US $0.7618 = A$1.00, (2004: US$0.6936 = A$1.00; 2003: US$0.6680 = A$$1.00; 2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00; 0). Such translations are provided for information purposes only.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

FIVE YEAR FINANCIAL DATA

IN ACCORDANCE WITH UNITED STATES GAAP

EXPRESSED IN UNITED STATES DOLLARS

	2005	2004	2003	2002	2001
	$000’s	$000’s	$000’s	$000’s	$000’s
CURRENT ASSETS
Cash	6,073	8,566	6,017	7,746	16,695
Receivables	2,224	2,348	2,204	3,886	5,430
Inventories	9	22	63	312	409
Other	50	304	467	274	55

TOTAL CURRENT ASSETS	8,356	11,240	8,751	12,218	22,589

NON-CURRENT ASSETS
Receivables	—	—	—	5,753	1,789
Other financial assets	—	—	—	—	2,590
Property, plant & equipment	5,656	5,860	6,935	7,106	7,922
Research and development syndication assets	—	—	—	—	18,441
Deferred tax assets	3,961	4,536	—	—	—
Other	—	—	—	—	215

TOTAL NON-CURRENT ASSETS	9,617	10,396	6,935	12,859	30,957

TOTAL ASSETS	17,973	21,636	15,686	25,077	53,546

CURRENT LIABILITIES
Accounts payable	1,789	2,685	2,654	3,181	4,337
Current tax liabilities	—	116	95	133	199
Interest-bearing liabilities	—	—	—	29	196
Provisions	1,173	1,072	1,687	2,848	1,150
Other	—	—	—	1,276	2,029

TOTAL CURRENT LIABILITIES	2,962	3,873	4,436	7,467	7,911

NON-CURRENT LIABILITIES
Interest-bearing liabilities	—	8	132	201	276
Non interest-bearing liabilities	14,474	13,178	12,692	10,693	9,690
Provisions	941	1,020	1,812	1,985	1,757
Research and development syndication liabilities	—	—	—	—	18,441
Other	151	2,703	4,619	12,154	9,983

TOTAL NON-CURRENT LIABILITIES	15,566	16,909	19,255	25,033	40,147

TOTAL LIABILITIES	18,528	20,782	23,691	32,500	48,058

NET ASSETS / (LIABILITIES)	(555)	854	(8,005)	(7,423)	5,488

Profit and Loss items have been translated at Westpac Banking Corporation’s published buy rate for telegraphic transfers on 30 June each year 2005: US $0.7618 = A$1.00, (2004: US$0.6936 = A$1.00; 2003: US$0.6680 = A$$1.00; 2002: US$.5628 = A$1.00; 2001: US$0.5100 = A$1.00). Such translations are provided for information purposes only.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

SHAREHOLDING DETAILS

Shareholding Details

Class of Shares and Voting Rights

As at 23 August 2005 there were 11,942 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a) at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b) on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

At 24 August 2005 there are 1,733,300 options over unissued shares granted to employees under the entity’s Employee Share Plan. Refer to note 19.2 for the terms and conditions related to these options.

Substantial Shareholders and Holdings as at 24 August 2005

Nil

Distribution of Shareholdings as at 23 August 2005

1-1,000	4,136
1,001-5,000	3,947
5,001-10,000	1,316
10,001-100,000	2,197
100,001 and over	346

11,942

Total Shares on issue	410,595,878

Number of shareholders holding less than a marketable parcel	8,302

Top 20 Shareholders as at 23 August 2005

NAME	NUMBER OF SHARES HELD	% OF SHARES
ANZ Nominees Limited*	133,607,672	32.54
National Nominees Limited*	25,070,643	6.11
Sandhurst Trustees Limited	14,390,324	3.50
Bevillesta Pty Limited	7,067,418	1.72
Westpac Custodian Nominees	6,822,957	1.66
Colbern Fiduciary Nominees Pty Ltd	4,296,632	1.05
Nefco Nominees Pty Ltd	4,225,000	1.03
Leveq Nominees Pty Limited	3,041,666	0.74
J P Morgan Nominees Australia Limited	3,009,508	0.73
Mr Richard Noel Lilly (Lilly Pension Fund A/c)	2,910,943	0.71
Ms Barbara Lynn Gallisath	2,837,792	0.69
Mr William Gordon Martin & Mrs Beverley Michelle Martin	2,816,667	0.69
Mr Mark Kowalewski	2,452,738	0.60
Ms Kerry Moran	2,400,000	0.58
Boldbow Pty Limited	2,169,718	0.53
Citicorp Nominees Pty Limited	1,950,105	0.47
Pasco Nominees Pty Ltd	1,918,700	0.47
Perpetual Custodians Limited	1,848,679	0.45
HSBC Custody Nominees (Australia) Limited	1,797,596	0.44
Mr Richard Noel Lilly	1,630,911	0.40

The twenty largest shareholders hold 55.11% of the ordinary shares of the Company.

*	Denotes Bank of New York nominee company for United States American Depository Receipts. These nominee companies are the main representative bodies for Orbital’s 9,000 (approx) US shareholders.

On-market buy-back

There is no current on-market buy-back.

ORBITAL CORPORATION LIMITED AND ITS CONTROLLED ENTITIES

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2133

United States: -

Telephone: 1810 245 0621

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbeng.com

DIRECTORS

Donald Bourke – Chairman

Peter Cook – Chief Executive Officer

John Marshall

Grahame Young

Rodney Houston

COMPANY SECRETARIES

Keith Halliwell – Chief Financial Officer

John Abbott

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

OTC Bulletin Board (Code “OBTLY”)

AUDITORS

KPMG

Level 31, Central Park

152-158 St Georges Terrace

Perth, Western Australia, 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date	24 August 2005	By	/s/ J.B. Abbott
(Signature)*
J.B. Abbott Company Secretary

SEC 1815 (11-02)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.